FORM 5

QUARTERLY LISTING STATEMENT

Name of Listed Issuer: C21 INVESTMENTS INC. (the “Issuer”).

Trading Symbol: CXXI

This Quarterly Listing Statement must be posted on or before the day on which the Issuer’s unaudited interim financial statements are to be filed under the Securities Act, or, if no interim statements are required to be filed for the quarter, within 60 days of the end of the Issuer’s first, second and third fiscal quarters. This statement is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the Exchange Policies. If material information became known and was reported during the preceding quarter to which this statement relates, management is encouraged to also make reference in this statement to the material information, the news release date and the posting date on the Exchange website.

General Instructions

(a)

Prepare this Quarterly Listing Statement using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the following items must be in narrative form. When the answer to any item is negative or not applicable to the Issuer, state it in a sentence. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Listed Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

There are three schedules which must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements are required as follows:

For the first, second and third financial quarters interim financial statements prepared in accordance with the requirements under Ontario securities law must be attached.

FORM 5 – QUARTERLY QUOTATION STATEMENT	Page 1

November 1, 2002

If the Issuer is exempt from filing certain interim financial statements, give the date of the exempting order. Not applicable.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1.	Related party transactions

Provide disclosure of all transactions with a Related Person, including those previously disclosed on Form 10. Include in the disclosure the following information about the transactions with Related Persons:

All related party transactions have been disclosed in the Issuer’s financial statements for the interim period ended October 31, 2018.

(a)

A description of the relationship between the transacting parties. Be as precise as possible in this description of the relationship. Terms such as affiliate, associate or related company without further clarifying details are not sufficient.

(b)	A description of the transaction(s), including those for which no amount has been recorded.
(c)	The recorded amount of the transactions classified by financial statement category.
(d)	The amounts due to or from Related Persons and the terms and conditions relating thereto.
(e)	Contractual obligations with Related Persons, separate from other contractual obligations.
(f)	Contingencies involving Related Persons, separate from other contingencies.

2.	Summary of securities issued and options granted during the period.

All securities issued and options granted by the Issuer have been disclosed in the Issuer’s financial statement notes for the interim period ended October 31, 2018.

Provide the following information for the period beginning on the date of the last Listing Statement (Form 2A):

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

(a)	summary of securities issued during the period,

Date of Issue	Type of Security (common shares, convertible debentures etc.)	Type of Issue (private placement, public offering, exercise of warrants, etc.)	Number	Price	Total Proceeds	Type of Consideration (cash, property, etc.)	Describe relationship of Person with Issuer (indicate if Related Person)	Comm- ission Paid
Aug.22/18	Common Shares	Stock Option Exercise	100,000	$0.65	$65,000	Cash	N/A	NIL

(b)	summary of options granted during the period,

Date	Number	Name of Optionee if Related Person and relationship	Generic description of other Optionees	Exercise Price	Expiry Date	Market Price on date of Grant
Oct.16, 2018	75,000	N/A	Consultant	$1.33	Oct.15, 2020	$1.33

3.	Summary of securities as at the end of the reporting period.

A summary of securities has been provided in the financial statements for the interim period ended October 31, 2018.

Provide the following information in tabular format as at the end of the reporting period:

(a)	description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

Description	Number Authorized	Par Value
Common shares	Unlimited	NPV

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

(b)	number and recorded value for shares issued and outstanding,

Description	Number Issued & Outstanding	Amount
Common shares	45,064,446	$54,274,334

(c)	description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

Description	Number of Outstanding	Exercise Price	Expiry Date
Stock Options	75,000	$1.33	Oct.15, 2020
Stock Options	100,000	$2.70	June 27, 2021
Stock Options	1,940,000	$2.80	June 25, 2021
Stock options	405,000	$0.65	October 15, 2020
Finders’ warrants	763,045	$1.00	March 25, 2019
Consultants’ Warrants	3,350,000	$1.38	June 24, 2019
Warrants	1,041,000	$5.00	July 18, 2019

(d)	number of shares in each class of shares subject to escrow or pooling agreements or any other restriction on transfer.

Description	Number Held in Escrow	Number Released During the Period
Common shares	Nil	Nil

4.	List the names of the directors and officers, with an indication of the position(s) held, as at the date this report is signed and filed.

Name of Director/Officers	Positions Held
Robert Cheney	President, CEO and Director
Michael Kidd	Secretary, CFO and Director
Christopher Cherry	Director
Len Werden	Director
Keturah Nathe	Director
D. Bruce Macdonald	Director
Skyler Pinnick	Director

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Provide Interim MD&A if required by applicable securities legislation.

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Quarterly Listing Statement.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 5 Quarterly Listing Statement is true.

Dated December 28, 2018.
Michael Kidd
Name of Director or Senior Officer

"Michael Kidd"
Signature

CFO & Secretary
Official Capacity

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

Issuer Details Name of Issuer C21 Investments Inc.	For Quarter Ended October 31, 2018	Date of Report YY/MM/D 2018/12/28
Issuer Address Suite 303, 595 Howe Street
City/Province/Postal Code Vancouver, B.C. V6C 2T5	Issuer Fax No. (604) 718-2808	Issuer Telephone No. (604) 336-8613
Contact Name Michael Kidd	Contact Position CFO/Secretary	Contact Telephone No. (604) 336-8613
Contact Email Address mkidd@cxxi.ca	Web Site Address www.cxxi.ca

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

C21 INVESTMENTS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED
OCTOBER 31, 2018

(Expressed in Canadian Dollars)
(Unaudited)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying condensed consolidated unaudited interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

VANCOUVER, BC

C21 INVESTMENTS INC.
STATEMENTS OF FINANCIAL POSITION
AS AT
(Expressed in Canadian dollars)

		October 31,	January 31,
		2018	2018
		(Unaudited)	(Audited)
	Note	- $ -	- $ -

ASSETS

Current assets
Cash		9,310,631	257,203
Accounts receivable and other	5	552,744	14,921
Biological assets	6	146,050	-
Inventory	7	693,855	-
Prepaid expenses		818,898	12,000
Notes receivable and deposits	8	14,287,487	-
		25,809,665	284,124

Property, plant and equipment	9	2,031,723	-
Goodwill	3	9,153,654	-
Restricted cash	4	60,214	59,517
TOTAL ASSETS		37,055,256	343,641

LIABILITIES
Accounts payable and accrued liabilities	10 & 15	2,074,135	187,054
Promissory note payable	3	2,260,736	-
Lease liabilities - current portion	11	185,601	-
		4,520,472	187,054

Lease liabilities	11	21,387	-
Consideration payable	3	1,948,738	-
Convertible promissory note	3	1,831,315	-
Reclamation obligation	12	70,300	70,300
TOTAL LIABILITES		8,392,212	257,354

SHAREHOLDERS’ EQUITY
Share capital	13	54,274,334	16,845,466
Reserves - equity component of converible promisorry note	13	771,485	-
Reserves	13	6,986,574	1,000,967
Deficit		(33,369,349)	(17,760,146)
TOTAL SHAREHOLDERS’ EQUITY		28,663,044	86,287

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		37,055,256	343,641

Nature of operations (Note 1)
Contingencies (Note 17)
Subsequent events (Note 18, & 19)

On behalf of the Board:

“Robert Cheney”	Director	“Michael Kidd”	Director

See accompanying notes to the condensed consolidated interim financial statements

C21 INVESTMENTS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian dollars -unaudited)

		Nine months ended		Three months ended
		October 31,	October 31,	October 31,	October 31,
		2018	2017	2018	2017
	Note	-$-	-$-	-$-	-$-

Revenue		530,712	-	392,448	-
Inventory expensed to cost of sales		233,177	-	179,787	-
Gross margin before the undernoted		297,535	-	212,661	-

Net effect of fair value changes in biological assets		448,743	-	438,352	-
Gross Profit	9	(151,208)	-	(225,691)	-

Expenses
Consulting		1,789,358	-	80,064	-
Depreciation Expense		349,555	-	321,542	-
Insurance Expense		645,105	-	645,105	-
Management fees	15	300,000	4,500	108,000	1,500
Marketing and Promotion		2,007,641	-	842,517	-
Office and miscellaneous		213,453	23,006	107,646	6,616
Professional Fees		1,296,728	91,154	568,924	74,147
Rent Expense		312,382	-	195,354	-
Salaries	15	1,343,641	-	1,095,360	-
Shareholders communications		62,458	1,300	22,772	250
Share based compensation	13	5,742,541	334,102	54,285	334,102
Transfer agent & filing fees		39,980	13,836	8,474	3,439
Travel		574,768	12,994	204,874	1,269
Meals and Entertainment		145,142	-	51,839	-
Total expenses		14,822,752	480,892	4,306,756	421,323

Loss before undernoted items		(14,973,960)	(480,892)	(4,532,447)	(421,323)

OTHER ITEMS
Foreign exchange		96,473	-	65,895	-
Interest Expense	13	747,451	-	106,391	-
Other loss		46,721	-	7,333	-
Interest income		(255,402)	-	(141,861)	-

LOSS AND COMPREHENSIVE LOSS		(15,609,203)	(480,892)	(4,570,205)	(421,323)

Basic and diluted loss per share		(0.66)	(0.02)	(0.19)	(0.07)

Weighted average number of common shares outstanding		23,717,791	4,236,105	23,736,409	5,979,695

See accompanying notes to the condensed consolidated interim financial statements

C21 INVESTMENTS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
NINE MONTHS ENDED OCTOBER 31, 2018 AND 2017
(Expressed in Canadian dollars - unaudited)

	Share capital		Reserves
				Equity
				Component of
	Number of		Share based	Convertible
	shares	Amount	compensation	Debenture	Deficit	Total
Balance at January 31, 2017	1,979,695	15,856,333	666,865	-	(16,986,534)	(463,336)
Shares issued for cash	3,640,000	910,000	-	-	-	910,000
Shares issued for debt settlement	360,000	90,000	-	-	-	90,000
Share issue cost	-	(15,367)	-	-	-	(15,367)
Share based compensation	-	-	334,102	-	-	334,102
Comprehensive loss for the period	-	-	-	-	(480,892)	(480,892)
Balance at October 31, 2017	5,979,695	16,840,966	1,000,967	-	(17,467,426)	374,507

Balance at January 31, 2018	5,979,695	16,845,466	1,000,967	-	(17,760,146)	86,287
Shares issued on convertible debenture
subscription receipts, net	33,500,000	32,022,705	-	-	-	32,022,705
Bonus shares issued on conversion of debenture	3,350,000	-	-	-	-	-
Shares issued for cash, net	2,082,000	5,193,468	-	-	-	5,193,468
Share issue costs	-	(29,929)	-	-	-	(29,929)
Share based compensation - broker's warrants	-	-	304,590	-	-	304,590
Share based compensation - option issuance	-	-	3,842,984	-	-	3,842,984
Share based compensation - warrant issuance	-	-	1,838,033	-	-	1,838,033
Shares issued on settlement of loan	50,000	110,000	-	-	-	110,000
Shares issued on exercise of warrants	2,750	2,750	-	-	-	2,750
Shares issued on exercise of options	100,000	129,874	-	-	-	129,874
Equity component of convertible note	-	-	-	771,485	-	771,485
Comprehensive loss for the period	-	-	-	-	(15,609,203)	(15,609,203)
Balance at October 31, 2018	45,064,445	54,274,334	6,986,574	771,485	(33,369,349)	28,663,044

See accompanying notes to the condensed consolidated interim financial statements

C21 INVESTMENTS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED OCTOBER 31,
(Expressed in Canadian dollars - unaudited)

	2018	2017
Cash provided by (used in):
OPERATING ACTIVITIES
Net loss	(15,609,207)	(480,892)
Depreciation of property plant & equipment	349,555	–
Loss on fair value of biological assets	448,743	–
Share based compensation	5,742,541	334,102
Other non–cash transactions	182,596	–

Changes in working capital items
Inventory	(252,548)	–
Receivables	(378,754)	(6,831)
Deposits	(216,150)	–
Accounts payable and accrued liabilities	1,151,433	(306,423)
Prepaid expenses	(362,098)	–
Cash used in operating activities	(8,943,889)	(460,044)

INVESTING ACTIVITIES
Change in restricted cash	–	(386)
Purchases of property, plant & equipment	(124,559)	–
Deposits on property, plant & equipment	(70,120)	–
Loans to acquisition targets	(5,294,001)	–
Deposits on acquisitions	(8,993,486)	–
Net cash outflow on acquisition of subsidiary	(4,744,582)	–
Cash used in investing activities	(19,226,748)	(386)

FINANCING ACTIVITIES
Issuance of common shares	37,253,994	910,000
Share issuance cost	(29,929)	(15,367)
Cash provided by financing activities	37,224,065	894,633

Increase in cash during the period	9,053,428	434,203
Cash, beginning of period	257,203	85
Cash, end of period	9,310,631	434,288

NON-CASH TRANSACTIONS:

During the nine months ended October 31, 2018, the Company issued 765,795 non-transferable share purchase warrants as finders’ fees valued at $304,590.

There were no significant non-cash transactions for the nine months ended October 31, 2018.

During the period ended October 31, 2018 and 2017, there were no income taxes paid.

During the period ended October 31, 2018, there were interest payments of $679,642 (2017 - $nil).

See accompanying notes to the condensed consolidated interim financial statements

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

1.	NATURE OF OPERATIONS

C21 Investments Inc. (the “Company” or “C21”) was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its corporate office and principal place of business is Suite 303, 595 Howe Street, Vancouver, British Columbia, Canada.

Effective November 24, 2017, the Company changed its name to “C21 Investments Inc.”. On June 15, 2018, the Company’s common shares were delisted from the TSX Venture Exchange (“TSX-V”) exchange at the Company’s request and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange (“CSE”), completed its change of business to the cannabis industry and is trading under the symbol CXXI. Additionally, the Company is listed on the Frankfurt Stock Exchange (“FSE”) under the symbol C6QP. The Company has registered its securities in the USA and the assignment of a US trading symbol is pending. When the symbol is issued the Company will apply to trade on the OTCQB.

Pursuant to a change of business announced on January 29, 2018, to the Cannabis industry, the Company is in the business of acquiring and operating revenue-producing cannabis operations in the USA and internationally.

On May 12, 2017, the Company consolidated its issued and outstanding shares totaling 19,796,952 on a 10:1 basis. Upon completion of the consolidation, the Company had 1,979,695 post consolidation common shares issued and outstanding. All shares and per share amount have been restated to reflect the share consolidation.

The Company currently has operations in the recreational cannabis sectors in USA (Note 3).

As at October 31, 2018, the Company operates in one segment, cannabis cultivation in Oregon, USA.

These interim unaudited condensed consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed consolidated interim financial statements were authorized for issuance on December 28, 2018 by the directors of the Company.

Basis of preparation

These unaudited condensed consolidated financial statements have been prepared on an accrual basis except for cash flow information, and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss and available for sale which are stated at their fair value. The financial statements are presented in Canadian dollars unless otherwise noted. Amounts in comparative periods may have been reclassified to conform with the current period’s presentation.

Statement of compliance

These unaudited condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and Interpretations of the IFRS Interpretations Committee.

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

These unaudited condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report should be read in conjunction with the annual audited financial statements for the year ended January 31, 2018.

Functional and presentation currency

These unaudited condensed consolidated financial statements are presented in Canadian dollars. The functional currency of the Company is the Canadian dollar. See “Basis of consolidation” for the functional currency of the Company’s subsidiaries.

Basis of consolidation

These consolidated financial statements incorporate the accounts of the Company and the following subsidiaries:

	Country of	Percentage	Functional
Name of Subsidiary	Incorporation	Ownership	Currency	Principal Activity
320204 US Holdings Corp.	USA	100%	USD	Holding Company
Eco Firma Farms, LLC	USA	100%	CAD	Recreational Cannabis producer
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services

The accounting policies applied in preparation of these condensed consolidated interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended January 31, 2018, except for the following:

Financial instruments

On February 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively. IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. The change did not impact the carrying amounts of any of the Company’s financial assets on the transition date. Prior periods were not restated, and no material changes resulted from adopting this new standard.

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Financial instruments (continued)

•

The adoption of the new “expected credit loss” impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of our financial assets on the transition date given the Company has minimal credit history and credit transactions.

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Revenue from contracts with customers

On February 1, 2018, the Company adopted IFRS 15 – Revenue from contracts with customers (“IFRS 15”) IFRS 15 utilizes a methodical framework for entities to follow to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The change did not impact the cumulated revenue recognized or the related assets and liabilities on the transition date. The Company has assessed the impact from this new standard. Under IFRS 15, revenue from the sale of cannabis would be recognized at the point in time when control over goods has been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s previous revenue recognition policy under IAS 18. Based on the Company’s assessment, the adoption of this new standard does not have a material impact on its consolidated financial statements.

Biological assets

The Company’s biological assets consist of cannabis plants. The Company capitalizes the direct and indirect costs incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest. The Company then measures the biological assets at fair value less costs to sell and complete up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The net unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations.

The significant assumptions used in determining the fair value of the biological assets are as follows:

•	Stage in overall growth cycle;

•	Estimated harvest yield by plant

•	Estimated quality of produce

The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield or quality will be reflected in future changes in the gain or loss on biological assets.

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Significant accounting judgments, estimates and assumptions

Areas requiring a significant degree of estimation and judgment relate to the determination of the biological assets, rehabilitation obligation, fair value measurements for other equity-based payments, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Biological assets - In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of cannabis up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the cannabis plant. In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compares the inventory cost versus net realizable value.

Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the normal course of business, less any costs to complete and sell the goods. The cost of inventory includes expenditures incurred in acquiring raw materials, production and conversion costs, depreciation and other costs incurred in bringing them to their existing location and condition.

Financial instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income/loss.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Receivables and reclamation bonds are measured at amortized cost with subsequent impairments recognized in profit or loss. Cash and investments are classified as FVTPL.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Financial instruments (continued)

Impairment (continued)

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the balance sheet subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities, promissory note payable, loan payable, lease liabilities, convertible promissory note are classified as other financial liabilities and carried on the statement of financial position at amortized cost.

New standards not yet adopted

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the period ended October 31, 2018 and have not been applied in preparing these condensed consolidated interim consolidated financial statements. The new and revised standards are as follows:

•

IFRS 16 – Leases: On January 13, 2016, the IASB issued the final version of IFRS 16 Leases. The new standard will replace IAS 17 Leases and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applying IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short term leases (i.e. leases of 12 months or less) and leases of low-value assets. The Company is evaluating the effect of this standard on the Company’s consolidated financial statements.

•

IFRIC 23 – Uncertainty Over Income Tax Treatments: clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

3.	ACQUISITON OF ECO FIRMA FARMS

On June 13, 2018 the Company acquired all membership units of Eco Firma Farms, LLC (“EFF” or “the Business”), an licensed recreational cannabis cultivation operation located outside of Portland, Oregon for total consideration of $11,736,917 comprised of assumed liabilities of $4,924,643, a convertible promissory note for US$2,000,000 valued at $2,602,800 and consideration payable comprised of a Share payment note for US$1,977,500 shares payable on or after October 15, 2018 valued at $2,260,736 and an earn-out valued at $1,948,738 payable in common shares of the Company over a six year period commencing 120 days after the end of the first completed fiscal year of EFF following the date of close date. This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3 – Business combinations, with the assets and liabilities acquired recorded at their fair values at the acquisition date.

The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill. The purchase price and the preliminary allocation of the purchase price is as follows:

Assets acquired	–$–
Cash	82,593
Receivables	159,069
Inventory	441,307
Biological assets	384,502
Other assets	137,479
Property, plant & equipment	2,257,999
Goodwill	9,153,654
Accounts payable and Accrued liabilities	(879,686)
Assets acquired	11,736,917

Liabilities assumed	4,924,643
Convertible prommisory note	2,602,800
Promissory note payable	2,260,736
Consideration payable	1,948,738
Total consideration	11,736,917

On June 13, 2018 in conjunction with the acquisition of EFF the Company issued a convertible promissory note for US$2,000,000 maturing June 13, 2021. The value of the liability and equity conversion component was determined at the date of issuance in the amounts of $1,831,315 and $771,485 respectively.

The fair value of the liability component, included in non-current borrowings, at inception was calculated using a market interest rate for an equivalent instrument without the conversion option. The discount rate applied was 16.9% .

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

4.	RESTRICTED CASH

The Company has cash on deposit with the Alberta Energy Regulator (“AER”) under the AER’s Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment (Note 12).

5.	RECEIVABLES

	October31,	January31,
	2018	2018
	–$–	–$–
Trade receivable	232,510	–
Interest receivable on promissory notes	161,721	–
Government ITC's receivable	158,513	14,921
	552,744	14,921

All of the Company’s trade and other receivables have been reviewed for indicators of impairment.

6.	BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants. The continuity for biological assets for the nine months ended October 31, 2018, was as follows:

Balance January 1, 2018	$–
Acquired biological assets	384,502
Unrealized loss on changes in fair value of biological assets	(121,799)
Increase in biological assets due to capitalized costs	414,480
Transferred to inventory upon harvest	(531,133)
Balance October 31, 2018	$146,050

Biological assets are valued in accordance with IAS 41 and are presented at their fair values less costs to sell and complete up to the point of harvest. The Company’s biological assets are primarily cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data (Level 3).

The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on selling prices less the costs to sell and complete at harvest. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth. As at October 31, 2018, on average, the biological assets were 54% complete as to the next expected harvest date.

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

6.	BIOLOGICAL ASSETS (continued)

The significant unobservable inputs and their range of values are noted in the table below:

Unobservable inputs	Range	Sensitivity
–Estimated yield per plant– varies by strain and is obtained through historical growing results or grower estimate. Selling prices of dry cannabis	200–300 grams per plant $0.11–$2.64 per gram	A slight increase in the
estimated yield per plant would
result in a significant increase in
fair value, and vice versa.

A slight increase in the
estimated selling price per strain
would result in a significant
increase in fair value, and vice
versa.

7.	INVENTORY

Inventories consist of:

	October31,	January31,
	2018	2018
	–$–	–$–
Finished goods	522,423	–
Work in progress	171,432	–
	693,855	–

Inventories expensed during the nine months ended October 31, 2018 was $233,177 (year ended January 31, 2017 – $Nil).

8.	NOTES RECEIVABLE AND DEPOSITS

Notes Receivable

During the period ended October 31, 2018, the Company entered into agreements for the following notes receivable to private companies in the cannabis industry:

a)

the Company loaned a total of US$2,600,000 (CAD$3,411,252) to Swell Companies Ltd. (“Swell”) by way of promissory notes, and a further US$200,000 (CAD$262,404) to Swell was made by advance on an additional promissory note of US$1,300,000 entered into subsequent to the period end. The notes accrue interest at 0.833% monthly and are secured over all of the entity’s fixed and floating assets. The notes are subject to the following maturity details:

•	the principal amount US$1,500,000 (CAD$1,899,400) plus any accrued and unpaid interest is due on or before April 15, 2019.

•	the principal amount US$1,100,000 (CAD$1,430,660) plus any accrued and unpaid interest is due on or before July 30, 2019.

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

8.	NOTES RECEIVABLE AND DEPOSITS (continued)

Notes Receivable (continued)

b)

the Company loaned a total of US$1,100,000 (CAD$1,443,222) to Phantom Venture Group, LLC. (“Phantom”) by way of promissory note. The note accrues interest at 1/3 of 1% monthly and is secured over all of the entity’s fixed and floating assets, the principal amount plus any accrued and unpaid interest is due on or before March 31, 2019. (Note 15).

c)

the Company loaned a total of US$99,000 (CAD$129,890) to Megawood Enterprises Inc. (“Megawood”) by way of promissory note. The note accrues interest at 0.416 of 1% monthly and is secured over all of the entity’s fixed and floating assets, the principal amount plus any accrued and unpaid interest is due on or before June 15, 2019.

d)

the Company loaned a total of US$36,000 (CAD$47,233) to Kaliwood Inc. (“Kaliwood”) by way of promissory note. The note accrues interest at 0.416 of 1% monthly and is secured over all of the entity’s fixed and floating assets, the principal amount plus any accrued and unpaid interest is due on or before June 15, 2019.

Deposits

Pursuant to a definitive agreement for the acquisition of Silver State Relief LLC (“Silver State”), a private company involved in the cannabis industry, the Company has made advance deposits of US$6,000,000 (CAD$7,812,668) and will be applied to the purchase consideration. The loan is not subject to interest, has no fixed terms of repayment, and is unsecured.

Pursuant to a definitive agreement for the acquisition of Phantom, a private company involved in the cannabis industry, the Company made an advance deposit of US$900,000 (CAD$1,180,818) and will be applied to the purchase consideration. The advance was made by the issuance of promissory note and accrues interest at 1/3 of 1% monthly and is secured over all of the entity’s fixed and floating assets, the principal amount plus any accrued and unpaid interest is due on or before March 31, 2019 (note 15).

9.	PROPERTY AND EQUIPMENT

As at October 31, 2018, the details of the Company’s property and equipment are as follows:

	Lease hold	Furniture &	Computer	Machinery &
	improvements	fixtures	equipment	equipment	Total
Cost

Balance, Feb 1, 2018	$-	$-	$-	$-	$-
Assets from acquisition	1,333,409	850,359	12,184	360,439	2,556,391
Additions	62,865	26,301	24,999	10,394	124,559
Balance, October 31, 2018	1,396,274	876,660	37,183	370,833	2,680,950
Accumulated Amortization
Balance, Feb 1, 2018	$-	$-	$-	$-	$-
Assets from acquisition	66,203	167,146	3,286	33,350	269,985
Additions	290,200	84,796	1,509	2,737	379,242
Balance, October 31, 2018	356,403	251,942	4,795	36,087	649,227

Carrying amount, October 31, 2018	$1,039,871	$624,718	$32,388	$334,746	$2,031,723

Depreciation expense for the nine months ended October 31, 2018 is $349,555 (2017 - $nil).

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	October 31,	January 31,
	2018	2018
Accounts payable	$1,131,644	$104,504
Accrued liabilities	108,700	55,066
Amounts due to related parties (Note 15)	833,791	27,484
	$2,074,135	$187,054

11.	LEASE LIABILITIES

Finance lease obligations

Pursuant to the acquisition of EFF, the Company a party to lease agreements for furniture and fixtures including an HVAC system, and security lights systems that are classified as finance leases, with the applicable cost included in property and equipment (Note 6). Future minimum lease payments as at October 31, 2018 are as follows:

	October 31,	January 31,
	2018	2018
	-$-	-$-
Not later than one year	185,601	-
Later than one year and not later than three years	21,387	-
Total minimum lease payments	206,988	-
Future finance charges at implicit rate	17,750	-
Balance of unpaid obligations	224,738	-

Finance lease
obligations
-$-
As at February 1, 2018	-
Additions	277,149
Interest expense	14,357
Payments during the period	(84,518)
As at July 31, 2018	206,988
Less: current portion	(185,601)
Long term portion	21,387

As at October 31, 2018, the Company is a party to a lease agreement for a security lights system, whereby the value of the lease is US$132,383, the annual interest rate is 13.93% for 3 years, commenced in October 2016. The balance of the lease as at October 31, 2018 is US$61,896, in connection with this lease, the Company has made principal payments of $29,642 (unaudited 2016 - $6,001), and interest payments of $4,709. The lease has a bargain purchase price of $1 at the conclusion of the lease in October 2019. This lease is secured by personal guarantee of a member of senior management of a subsidiary;

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

11.	LEASE LIABILITIES (continued)

As at October 31, 2018, the Company is a party to a lease agreement for an HVAC system, whereby the value of the lease is US$245,065, the annual interest rate is 13.94% for 3 years, which commenced December 31, 2016. The balance of the lease as at July 31, 2018 is US$128,421, in connection with this lease, the Company has made principal payments of $54,877, and interest payments of $9,650. The lease has a bargain purchase price of $1 at the conclusion of the lease on December 31, 2019. This lease is secured by personal guarantee of a member of senior management of a subsidiary.

12.	RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state.

13.	SHARE CAPITAL AND RESERVES

Authorized: unlimited number of common shares with no par value

As at October 31, 2018, there were 45,064,445 (January 31, 2018 – 5,979,695) issued and fully paid common shares.

During the nine months ended October 31, 2018, the following transactions took place:

On August 22, 2018, the Company issued 100,000 common shares for $65,000 for the exercise of stock options.

On July 19, 2018, the Company completed a private placement and issued 2,082,000 units, at $2.50 per unit, each unit consisting of one common share and one half share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at $5 per warrant share on or before July 18, 2019 for gross proceeds of $5,205,000. In connection to this private placement the Company recorded $11,532 in related costs.

On June 18, 2018, the Company forced conversion of its convertible debenture issued March 26, 2018 and accordingly issued 36,850,000 common shares, which included 3,350,000 bonus shares pursuant to the convertible debenture subscription agreement, recorded against share issue costs in the period.

On March 26, 2018, the Company completed a non-brokered, convertible debenture private placement and issued convertible debentures in the total principal amount of $33,500,000, recorded as subscription receipts (Converted into common shares on June 18, 2018).

The convertible debentures were convertible into common shares at a conversion price of $1.00 per conversion share. Upon the Company receiving final approval to list its common shares on the CSE, the convertible debentures were converted convert into a total of 33,500,000 common shares of the Company. Pursuant to the terms of the debenture, the Company is issuing a loan bonus to each subscriber equal to 10% of the total number of shares issuable to each subscriber upon conversion of the Debentures purchased to be issued at a deemed value of $1.00 per share.

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

13.	SHARE CAPITAL AND RESERVES (continued)

During the period ended October 31, 2018, the Company paid interest of $624,109 pursuant to the terms of the debenture. In connection with the convertible debenture private placement, the Company paid a total of $1,162,045 cash and issued 765,795 non-transferable share purchase warrants as finders’ fees valued at $304,590. The fair values were based on the following assumptions: share price at grant date of $1.00; exercise price of $1.00; expected life of 1 year; expected volatility of 102.60%; risk free interest rate of 1.88%; expected divided yield rate of 0%; and forfeiture rate of 0%. The warrants are exercisable at $1.00 per share and will expire on March 25, 2019.

During the year ended January 31, 2018, the following transactions took place:

On May 12, 2017, the Company consolidated its issued and outstanding shares on a 10:1 basis. All shares and per share amount have been restated to reflect the share consolidation.

On May 30, 2017, the Company completed a private placement and issued 3,640,000 common shares at a price of $0.25 per common share for gross proceeds of $910,000.

On May 30, 2017, the Company settled $90,000 of accounts payable and accrued liabilities through the issuance of 360,000 common shares (Note 15).

Warrants

On June 15, 2018, a total of 3,350,000 warrants were issued to purchase common shares exercisable on or before June 14, 2019, at an exercise price of $1.38 per share. The estimated grant date fair value of these options was $1,838,033, or a $1.38 weighted average fair value per option. The grant date fair values of the options granted above were based on the following assumptions: expected life of 1 years; expected volatility of 102.6%; risk free interest rate of 1.88%; expected dividend yield rate of 0%; and forfeiture rate of 0%.

The following table summarizes the Company’s warrant activity for the period ended October 31, 2018 and January 31, 2018:

	Warrants outstanding
		Weighted average
			Weightedaverage
	Warrants	exercise price	remaining life
	outstanding	- $ -	(years)
Balance January 31, 2017 & 2018	-	-	-
Issued	5,156,795	2.05	0.86
Exercised	(2,750)	1.00	-
Balance, October 31, 2018	5,154,045	2.05	0.86

As at October 31, 2018, the following warrants were outstanding and exercisable.

	Exercise Price	Number of
Expiry Date	- $ -	Warrants
March 25, 2019	1.00	763,045
June 14, 2019	1.38	3,350,000
July 18, 2019	5.00	1,041,000
		5,154,045

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

13.	SHARE CAPITAL AND RESERVES (continued)

Stock options

The Company is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

Period ended October 31, 2018

On June 26, 2018, a total of 1,940,000 stock options were granted to purchase common shares exercisable on or before June 25, 2021, at an exercise price of $2.80 per share. The estimated grant date fair value of these options was $3,669,405, or a $2.80 weighted average fair value per option. The grant date fair values of the options granted above were based on the following assumptions: expected life of 3 years; expected volatility of 111.61%; risk free interest rate of 1.87%; expected dividend yield rate of 0%; and forfeiture rate of 0%.

On June 28, 2018, a total of 100,000 stock options were granted to purchase common shares exercisable on or before June 27, 2021, at an exercise price of $2.80 per share. The estimated grant date fair value of these options was $180,818, or a $2.80 weighted average fair value per option. The grant date fair values of the options granted above were based on the following assumptions: expected life of 3 years; expected volatility of 111.61%; risk free interest rate of 1.91%; expected dividend yield rate of 0%; and forfeiture rate of 0%.

On October 16, 2018, a total of 75,000 stock options were granted to purchase common shares, exercisable on or before October 15, 2020, at an exercise price of $1.33 per share. The estimated grant date fair value of these options was $54,285, or a $1.27 weighted average fair value per option. The grant date fair values of the options granted above were based on the following assumptions: expected life of 2 years; expected volatility of 111.61%; risk free interest rate of 2.30%; expected dividend yield rate of 0%; and forfeiture rate of 0%.

During the period ended October 31, 2018, 100,000 (2017 – Nil) options were exercised for proceeds of $65,000 (2017-$nil).

Year ended January 31, 2018

On October 16, 2017, a total of 515,000 stock options were granted to purchase common shares, exercisable on or before October 15, 2020, at an exercise price of $0.65 per share. The estimated grant date fair value of these options was $334,102, or a $0.65 weighted average fair value per option. The grant date fair values of the options granted above were based on the following assumptions: expected life of 3 years; expected volatility of 357%; risk free interest rate of 1.57%; expected dividend yield rate of 0%; and forfeiture rate of 0%.

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

13.	SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

Details of the Company’s stock options outstanding and exercisable are as follows:

	Options outstanding
		Weighted average	Weighted average

	Options	exercise price	remaining life
	outstanding	- $ -	(years)
Balance, January 31, 2017	-	-	-
Granted	515,000	0.65	2.71
Balance January 31, 2018	515,000	0.65	2.71
Granted	2,115,000	2.31	2.21
Exercised	(100,000)	0.65	-
Cancelled	(10,000)	0.65	-
Balance,October 31, 2018	2,520,000	2.31	2.52

As at October 31, 2018, the following stock options were outstanding and exercisable:

	Exercise Price	Number of Options
Expiry Date	- $ -
October 15, 2020	0.65	405,000
June 25, 2021	2.80	1,940,000
June 27, 2021	2.80	100,000
October 16, 2018	1.33	75,000
		2,520,000

14.	FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and its notes receivable from acquisition targets. The Company’s cash is deposited in bank accounts held with a major bank in Canada and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s notes receivables are placed with acquisition targets which are under definitive agreement for which closing is based primarily on receipt of regulatory approval. If an unlikely event occurred which delayed regulatory approval for an extended period of time or permanently the risk of default on these notes would be increased based on the liquidity of the acquisition targets.

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

14.	FINANCIAL RISK MANAGEMENT (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

Foreign currency risk

Foreign currency risk The Corporation has operations in Canada and the US and is exposed to foreign exchange risk due to fluctuations in the US dollar and Canadian dollar. Foreign exchange risk arises from financial assets and liabilities denominated in currency other than the US dollar. The sensitivity of the Corporation’s net loss to a 10% change in the Canadian dollar exchange rate relative to the US dollar would result in a difference of $51,600 on the Corporation’s net loss.

Capital Management

The Company includes equity comprising of issued common shares, reserves and deficit, in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support its proposed change of business, spearheading into the USA cannabis industry, and focusing on the acquisition of revenue producing operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the nine months ended October 31, 2018. The Company is not subject to externally-imposed capital requirements, with the exception of restricted cash posted as a deposit (Note 4).

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, restricted cash, and accounts receivable, loans and notes receivable, accounts payable and accrued liabilities with a fair value measured at Level 1 hierarchy for cash. Accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

15.	RELATED PARTY TRANSACTIONS

During the period ended October 31, 2018, the Company entered in the related party transactions as described below.

Balances due to related parties included in accounts payable and accrued liabilities:

	October 31,	January 31,
	2018	2018
	- $ -	- $ -
Due to the President and CEO	-	$23,918
Due to Directors of the Company	10,320	3,566
Due to a Director and CFO of the Company	19,859	-
Due to Director of Oregon Operations of Eco Firma Farms	401,806	-
Due to the Chief Executive Officer of Eco Firma Farms	401,806	-
	$833,791	$27,484

The Company had the following transactions with related parties:

	October 31,	October 31,
	2018	2017
	- $ -	- $ -
Management fees paid or accrued to directors, or companies controlled by directors	300,000	4,500
Consulting fees paid to a director	129,548	-
Salary paid to directors and an officer	196,195	-
Share Compensation including warrants and stock options for directors and officers	3,712,514	-
Convertible debenture interest paid to directors and officers	50,767	-
	4,389,024	4,500

Additional Related Party Transactions

Acquisition of Phantom Venture Group (Note 15),

Pursuant to a definitive agreement, for the acquisition of Phantom, a non-arm’s length transaction, a private company involved in the cannabis industry, of which, a Director of the Company is a principal owner, the Company paid US$900,000 (CAD$1,175,670) which will be applied to the purchase consideration. The loan is not subject to interest and has no fixed terms of repayment, and is unsecured (Note 8, 15).

The Company considers key management personnel to consist of directors and certain members of executive management. Compensation for key management for the period ended October 31, 2018 is $625,743, (2017 - $4,500).

On June 26, 2018, a total of 965,000 stock options were granted to purchase common shares exercisable on or before June 25, 2021, at an exercise price of $2.80 per share. In connection to these options, the Company recorded a share based compensation expense of $1,825,245

On June 28, 2018, a director was granted a total of 100,000 stock options were granted to purchase common shares exercisable on or before June 27, 2021, at an exercise price of $2.80 per share. In connection to these options, the Company recorded a share based compensation expense of $180,818.

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

15.	RELATED PARTY TRANSACTIONS (continued)

During the year ended January 31, 2018, the Company:

a)	settled $9,000 of accounts payable and accrued liabilities through the issuance of 36,000 common shares to the former CEO,

b)	settled $12,000 of accounts payable and accrued liabilities through the issuance of 48,000 common shares to the former CFO.

On October 16, 2017, directors and officers of the Company were granted a total of 315,000 stock options to purchase common shares, exercisable on or before October 15, 2020, at an exercise price of $0.65 per share. In connection to these options, the Company recorded share-based compensation expense of $204,354.

16.	COMMITMENTS

Lease commitments

The Company is a party to a lease agreement for a building in Oregon USA. The future minimum required lease payments are as follows:

2019	$ 782,652
2020	$ 782,652
2021	$ 782,652
2022	$ 782,652
2023	$ 782,652

The Company has an option to extend the lease for three additional periods of five years each. The Company has the option to purchase the leased premises for $3,800,000 or 4,000,000 common shares or any combination thereof pursuant to the terms of the lease. Subsequent to the balance sheet date the Company has exercised this option (note 19).

The Company is a party to a lease agreement for a security lights system. The future minimum required future lease payments are as follows:

2019	$ 17,238

The Company is a party to a lease agreement for its HVAC system. The future minimum required future lease payments are as follows:

2019	$ 52,458

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

17.	CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

18.	SIGNIFICANT EVENTS

Acquisition pursuant to Signed definitive agreement

Silver State Cultivation LLC and Silver State Relief LLC (“Silver State”)

On December 12, 2018, the Company announced an amendment to the definitive agreement originally signed on July 13, 2018, whereby the Company will acquire 100% of the issued equity of Silver State, limited liability companies that own and operate a vertically integrated cannabis business in Nevada, USA. Silver State operates an indoor cultivation and processing facility in approximately 104,000 square feet of licensed space in Washoe County, Northern Nevada. Silver State also owns two retail licenses to operate dispensaries in Nevada.

This purchase was scheduled to close on December 31, 2018, however due to possible delays in obtaining approval of the deemed transfer of the cannabis operating licenses, the Company and Silver State announced as part of the restructured deal that the acquisition will be effective January 1, 2019 with formal completion of the transaction to occur upon receipt of approval from the Nevada Department of Taxation, which is expected in January.

Therefore for 100% of the equity of Silver State the Company will:

i.

Pay US$3m on or before December 31, 2018 (payment has been made as of December 27, 2018) after the application of US$6m previously deposited and working capital adjustment. The US$6m of advances are not subject to interest.

ii.

The Company will issue a secured Promissory Note to the Vendor for US$30m with interest at 10% per annum, payable in quarterly instalments to be amortized over the period ending June 2020. If the closing is delayed past Jan 31, 2019 the Note will be increased by US$1m. Repayments are as follows: April 1, 2019, US$3.0m; July 1, 2019, US$6.0m; October 1, 2019, US$6.0m; January 1, 2020, US$6.0m, April 1, 2020, US$6.0m; July 1, 2020, US$3.0m.

iii.	Issue 12.5 million common shares on closing valued at C$1 per share, which will be subject to required hold periods under applicable securities laws.

The Silver State businesses operate in three buildings, a cultivation/production warehouse and a dispensary, both located in Reno, Nevada. The third is the Fernley dispensary in Fernley Nevada for which construction is just being completed. All three properties are being leased by the Company with options to purchase. The two Reno properties comprise land and building at both locations and are being leased for a 5-year term commencing upon closing of the definitive purchase agreement. The company has an option to purchase the land and buildings expiring at the end of the 5-year term. The purchase price for the warehouse is US$12.7m and the Sparks dispensary US$3.3m.

The Fernley land and building is being leased commencing Jan 1, 2019 and ending on July 1, 2020. The Company has the option to purchase the land and building expiring on July 1, 2020. The purchase price is US$750,000 plus the dispensary construction cost currently estimated to be US$2.2m.

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

18.	SIGNIFICANT EVENTS (continued)

Acquisition pursuant to Signed definitive agreement (continued)

Phantom Venture Group (“Phantom”)

On October 18, 2018, the Company signed a definitive agreement with Phantom replacing the previously announced signed letter of intent dated June 22, 2018. On Closing, C21 Investments will acquire 100 per cent of Phantom membership units. The aggregate purchase price payable is (1) US$8.01m payable at closing by the issue of 2.67 million common shares at a deemed price of US$3/share, (2) two million share purchase warrants of C21 Investments, with each warrant exercisable for one share at a price of C$1.50/share, (3) paydown of Phantom liabilities of US$1.50m (less US$900,000 already paid as a deposit – see Note 8,15), and (4) up to an additional 4.5 million shares upon C21's Oregon business achieving certain performance targets over up to a seven-year period following the closing date. The purchase is expected to close upon successful transfer of certain licenses.

The acquisition of the real estate assets of Phantom (“SDP”) will close on October 15, 2020. On closing, the Company will acquire 100 per cent of SDP's membership units for an aggregate purchase price of US$8.01m payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2.67 million shares at a deemed price of US$3 per common share.

Megawood Enterprises Inc. (“Pure Green”)

On November 1, 2018, the Company entered into a definitive agreement replacing the previously announced signed letter of intent dated June 28, 2018. The Company will acquire 100 per cent of Pure Green, inclusive of all its brands and the operations of its retail location at 3738 Sandy Blvd. NE, Portland, Ore. The purchase price for Pure Green is US$825,000, payable in cash and a non-interest-bearing convertible promissory note. The vendors can elect to receive up to US$650,000 in cash upon closing, less the US$135,000 already advanced by way of promissory notes (see note 8 for Megawood and Kaliwood). The balance of the price will be paid by issuance of a non-interest-bearing convertible note, which will be convertible into common shares of the Company calculated at a value of US$5 per common share. The purchase is expected to close upon successful transfer of certain licenses.

Swell Companies Ltd. (“Swell”)

On November 2, 2018, the Company entered into a definitive agreement replacing the previously announced signed letter of intent dated July 9, 2018. The Company will acquire 100 per cent of Swell's membership units. The aggregate purchase price payable is (1) US$500,000 cash; (2) US$14.7m payable by the issue of 4.9 million common shares spread over a period of 24 months at a deemed share value of US$3.00/share; (2) 1.58 million share purchase warrants of C21 Investments having an exercise price of C$1.50/share; (3) paydown of Swell liabilities of US$300,000 and assumption of a US$1.0m liability; and (4) up to an additional six million common shares upon Swell’s business achieving certain performance targets over up to a five-year period following the closing date.

One-half of the consideration in (2) above (US$7.35m) may be elected by the Vendor to be received as US$5.0m in cash 24 months from the closing date. This election is available only if the average closing price of the Company shares over the 15 trading days immediately preceding the payment date is less than C$3.75.

Terminated Acquisitions

On November 1, 2018, the Company announced it had mutually agreed to not proceed with the transaction with the acquisition of Grön Chocolate and Grön Confections, which was announced on August 13, 2018.

On December 28, 2018, the Company announced it had terminated further discussions with Ganja Leaf (operating as 7 Leaf dispensaries), which was announced on June 28, 2018.

C21 INVESTMENTS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2018
(Unaudited)

19.	SUBSEQUENT EVENTS

Subsequent to October 31, 2018, the Company entered into the following transactions:

a)

On November 1, 2018, the Company announced it had mutually agreed to not proceed with the transaction with the acquisition of Grön Chocolate and Grön Confections, which was announced on August 13, 2018.

b)

On November 6, 2018, the Company announced it has been granted the first license issued by the State Service of Ukraine on Medicines and Drugs Control (SSUMDC) for the importation of high- quality raw CBD (Cannabidiol) extracts and concentrates, to import finished CBD products and process this imported CBD into commercial consumer products (such as a chocolate bar), wholesale distribution of CBD and CBD finished products, and to re-export CBD concentrates and CBD consumer products to Europe and internationally.

c)

On November 8, 2018 and amended on December 14, 2018, the Company announced a private placement of convertible debentures up to a maximum of 10,000 units at a price of $1,000 per unit for gross proceeds of a minimum of $5m and up to a maximum of $10m.

Each unit consists of one $1,000-principal-amount 10 per cent unsecured convertible debenture and one-half of one non-transferable debenture warrant. Each warrant will entitle the holder thereof to purchase, for a period of 24 months from the date of issue, one additional $1,000 principal amount 10 per cent unsecured convertible debenture at an exercise price of $1,000 per warrant debenture. The debentures are convertible to common shares of the Company at a price of 80 cents per common share. The warrant debentures are convertible into common shares of the Company at a price of 90 cents per common share. The debentures and warrant debentures will mature two years from the date of issuance of the debentures.

In consideration of the services rendered by the agents in connection with the offering, C21 has agreed to pay the agents on the closing of the offering an aggregate cash fee equal to: (a) 6 per cent of the gross proceeds of the offering resulting from the sale of units to purchasers (other than purchasers identified on a mutually agreed upon subscriber list (the president list)); and (b) 3 per cent of the gross proceeds of the offering resulting from the sale of units to purchasers on the president list. In addition, C21 has agreed to issue to the agents warrants for the purchase of debentures in a number equal to: (a) 6 per cent of the number of units sold to purchasers (other than to purchasers on the president list); and (b) 3 per cent of the number of units sold to purchases on the president list.

d)

On December 28, 2018, the Company has exercised and restructured certain real estate rights connected with its EFF operations. Under the restructured arrangement, the Company will formally acquire the real estate assets housing EFF’s operations under a vendor finance arrangement that will convert current rental payments into mortgage interest payments, with a straight-line amortization of the US$3.8m purchase price in cash or shares over two years at the vendor’s option. C21 retains the right to accelerate payments at its discretion. This transaction is expected to close on March 29, 2019.

e)	On December 28, 2018, the Company announced it had terminated further discussions with Ganja Leaf (operating as 7 Leaf dispensaries), a proposed transaction which had been announced on June 28, 2018.

C21 INVESTMENTS INC.
MANAGEMENT DISCUSSION AND ANALYSIS
NINE MONTHS ENDED OCTOBER 31, 2018

Date: December 28, 2018

FOR THE NINE MONTHS ENDED OCTOBER 31, 2018

GENERAL

C21 investments Inc. (“C21” or the “Company”) is a publicly traded company, incorporated on January 15, 1987 in British Columbia. Effective November 24, 2017, the Company changed its name to “C21 Investments Inc.”. On June 18, 2018, the Company completed a change of business to the cannabis industry and commenced trading on the Canadian Securities Exchange (“CSE”), under the symbol CXXI, at that time, the Company was delisted from the TSX Venture Exchange. The Company has registered its securities in the USA and the assignment of a US trading symbol is pending. When the symbol is issued the Company will apply to trade on the OTCQB. The Company’s corporate office and principal place of business is Suite 303, 595 Howe Street, Vancouver, British Columbia, Canada.

This management discussion and analysis (“MDA”), covers the operations of the Company for the nine months ended October 31, 2018. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The MDA should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the nine months ended October 31, 2018 and the audited financial statements for the year ended January 31, 2018. All inter-company balances and transactions have been eliminated on consolidation.

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com or the Company website at www.cxxi.ca.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MDA may constitute forward looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MDA should not be unduly relied upon by investors. These statements speak only as of the date of this MDA and are expressly qualified, in their entirety, by this cautionary statement.

In particular, this MDA may contain forward-looking statements pertaining to the following:

•	capital expenditure programs;

•	treatment under governmental regulatory and taxation regimes; and

•	expectations regarding the Corporation's ability to raise capital.

With respect to forward-looking statements contained in this MDA, the Corporation has made assumptions regarding, among other things:

•	the Corporation's ability to obtain additional financing on satisfactory terms.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this management discussion and analysis:

•	liabilities and risks;

•	incorrect assessments of the value of acquisitions;

•	competition for, among other things, capital, acquisitions, and skilled personnel; and

•	the other factors referred to under “Risk Factors”.

The forward-looking statements or information contained in this Management’s Discussion and Analysis are made as of October 31, 2018 and December 28, 2018.

DESCRIPTION OF BUSINESS

On January 29, 2018, the Company announced a proposed change of business to the cannabis industry. On June 15, 2018, the Company’s common shares were delisted from the TSX Venture Exchange (“TSX-V”) exchange and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange (“CSE”) and completed its change of business to the cannabis industry.

Acquisition Process

C21 Investments is building a vertically integrated cannabis company in the USA market in states where cannabis has been legalized, and is targeting to purchase 100% interests in licensed, operating, revenue producing businesses with strong management teams in place covering cultivation, processing/production, and retail operations. The Company is also pursuing opportunities in other jurisdictions.

The Company has completed the acquisition of Eco Firma Farms LLC, (cultivation) in Oregon, and has signed definitive purchase agreements with three (3) more businesses in Oregon in the following verticals, cultivation (1), processing/production (1) and retail (1).

In Nevada we have signed a definitive purchase agreement with Silver State Cultivation LLC and Silver State Relief LLC (“Silver State”) which is a vertically integrated cannabis business. Silver State has cultivation, processing/production and retail.

Closing of any of these acquisitions is to occur after a binding definitive purchase agreement has been executed and all of the conditions precedent to closing have been satisfied or waived. One of the conditions precedent is the filing with the local authorities for approval to the deemed transfer of the applicable cannabis licenses of the business. This approval can take between 2 and 4 months to obtain in the States of Nevada and Oregon. A transaction cannot be completed until the approval is obtained.

Completed Acquisition

Eco Firma Farms (former subsidiary of Proudest Monkey LLC) – Oregon USA

On June 13, 2018, the Company completed the acquisition of 100% of the issued equity of Eco Firma Farms LLC (EFF”). a limited liability company which owns and operates a cannabis production facility and related assets, located in Oregon, USA. On June 28, 2018 and July 6, 2018, the Company announced certain post-closing adjustments in respect of the acquisition of EFF. In consideration for 100% of the equity of EFF, the Company:

i.

issued a US$1,977,500 promissory note. The Promissory note is non – interest bearing and is payable through the issuance of 1,977,500 common shares of the Company. The promissory note has no cash value and can be exercised after October 14, 2018.

ii.

issued a US$2,000,000 convertible promissory note bearing interest at 4% per annum, convertible at US$1.00 per share into common shares of the Company at the option of the holder. The Note matures June 13, 2021.

iii.	issued 50,000 common shares to a debt holder of EFF at a deemed price of C$2.75 per share

iv.	agreed to discharge EFF debt obligations in the amount of US$3,531,927

The vendors of EFF can also earn up to 6,500,000 common shares of the Company over a maximum 8-year period, upon meeting certain performance criteria.

On Dec 28, 2018, the Company has exercised and restructured certain real estate rights connected with its EFF operations. Under the restructured arrangement, the Company will formally acquire the real estate assets housing EFF’s operations under a vendor finance arrangement that will convert current rental payments into mortgage interest payments, with a straight line amortization of the US$3.8mm purchase price in cash or shares over two years at the vendor’s option. C21 retains the right to accelerate payments at its discretion. This transaction is expected to close on March 29, 2019.

Acquisitions pursuant to Signed definitive agreement

Silver State Cultivation LLC and Silver State Relief LLC (“Silver State”)

On December 12, 2018, the Company announced an amendment to the definitive agreement originally signed on July 13, 2018, whereby the Company will acquire 100% of the issued equity of Silver State, limited liabilities companies that own and operate a vertically integrated cannabis business in Nevada, USA. Silver State operates an indoor cultivation and processing facility in approximately 155,000 square feet of licensed space in Washoe County, Northern Nevada. Silver State also owns two retail licenses to operate dispensaries in Nevada.

This purchase was scheduled to close on December 31, 2018, however due to possible delays in obtaining approval of the deemed transfer of the cannabis operating licenses, the Company and Silver State announced as part of the restructured deal that the acquisition will be effective January 1, 2019 with formal completion of the transaction to occur upon receipt of approval from the Nevada Department of Taxation, which is expected in January.

Therefore for 100% of the equity of Silver State the Company will:

i.

Pay US$3m on or before December 31, 2018 (payment was made December 27, 2018) after the application of US$6m previously deposited and working capital adjustment. The US$6m of advances are not subject to interest.

ii.

The Company will issue a secured Promissory Note to the Vendor for US$30m with interest at 10% per annum, payable in quarterly instalments to be amortized over the period ending June 2020. If the closing is delayed past Jan 31, 2019 the Note will be increased by US$1m.

iii.	Issue 12.5 million common shares on closing valued at C$1/share, which will be subject to required hold periods under applicable securities laws.

The Silver State businesses operate in three buildings, a cultivation/production warehouse and a dispensary, both located in Reno, Nevada. The third is the Fernley dispensary in Fernley Nevada for which construction is just being completed. All three properties are being leased by the Company with options to purchase. The two Reno properties comprise land and building at both locations and are being leased for a 5-year term commencing upon closing of the definitive purchase agreement. The company has an option to purchase the land and buildings expiring at the end of the 5-year term. The purchase price for the warehouse is US$12.7m and the Sparks dispensary US$3.3m.

The Fernley land and building is being leased commencing Jan 1, 2019 and ending on July 1, 2020. The Company has the option to purchase the land and building expiring on July 1, 2020. The purchase price is US$750,000 plus the dispensary construction cost currently estimated to be US$2.2m.

Phantom Venture Group (“Phantom”)

On October 18, 2018, the Company signed a definitive agreement with Phantom replacing the previously announced signed letter of intent dated June 22, 2018. On Closing, C21 Investments will acquire 100 per cent of Phantom membership units. The aggregate purchase price payable is (1) $8.01m payable at closing by the issue of 2.67 million common shares at a deemed price of $3/share, (2) two million share purchase warrants of C21 Investments, with each warrant exercisable for one share at a price of C$1.50/share, (3) paydown of Phantom liabilities of $1.50m (less $900,000 already paid as a deposit – see Note 8,15), and (4) up to an additional 4.5 million shares upon C21's Oregon business achieving certain performance targets over up to a seven-year period following the closing date. The purchase is expected to close upon successful transfer of certain licenses.

The acquisition of the real estate assets of Phantom (“SDP”) will close on Oct 15, 2020. On closing, the Company will acquire 100 per cent of SDP's membership units for an aggregate purchase price of $8.01m payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2.67 million shares at a deemed price of $3 per share.

Megawood Enterprises Inc. (“Pure Green”)

On November 1, 2018, the Company entered into a definitive agreement replacing the previously announced signed letter of intent dated June 28, 2018. The Company will acquire 100 per cent of Pure Green, inclusive of all its brands and the operations of its retail location at 3738 Sandy Blvd. NE, Portland, Ore. The purchase price for Pure Green is $825,000, payable in cash and a non-interest-bearing convertible promissory note. The vendors can elect to receive up to $650,000 in cash upon closing, less the $135,000 already advanced by way of promissory notes (see note 8 for Megawood and Kaliwood). The balance of the price will be paid by issuance of a non-interest-bearing convertible note, which will be convertible into common shares of the Company calculated at a value of $5 per common share. The purchase is expected to close upon successful transfer of certain licenses.

Acquisition pursuant to Signed definitive agreement (continued)

Swell Companies Ltd. (“Swell”)

On November 2, 2018, the Company entered into a definitive agreement replacing the previously announced signed letter of intent dated July 9, 2018. The Company will acquire 100 per cent of Swell's membership units. The aggregate purchase price payable is (1) US$500,000 cash; (2) US$14.7m payable by the issue of 4.9 million common shares spread over a period of 24 months at a deemed share value of US$3.00/share; (2) 1.58 million share purchase warrants of C21 Investments having an exercise price of C$1.50/share; (3) paydown of Swell liabilities of US$300,000 and assumption of a US$1.0m liability; and (4) up to an additional six million common shares upon Swell’s business achieving certain performance targets over up to a five-year period following the closing date.

One-half of the consideration in (2) above (US$7.35m) may be elected by the Vendor to be received as US$5.0m in cash 24 months from the closing date. This election is available only if the average closing price of the Company shares over the 15 trading days immediately preceding the payment date is less than C$3.75.

Terminated Acquisitions

On November 1, 2018, the Company announced it had mutually agreed to not proceed with the transaction with the acquisition of Grön Chocolate and Grön Confections, which was announced on August 13, 2018.

On December 28, 2018 the Company announced it had terminated further discussions with Ganja Leaf (operating as 7 Leaf dispensaries), a proposed transaction which had been announced on June 28, 2018.

Fundraising to complete acquisitions – Convertible debentures

In the Subsequent Event Note 19 of the financial statements, the company announced on November 8, and amended December 14, 2018, The Company is currently adding to its capital base with a convertible debenture capital raise of C$10m in order to close and pay for the announced acquisitions, commence targeted capital spending and for general working capital purposes moving forward.

Staffing

The Company has continued building its management and executive team with the following people added since the last quarterly report of July 31, 2018. Total corporate staff in Canada and Oregon now totals 27, plus the Eco Firma Farms team of 22.

Cultivation

The EFF facility in Canby, Oregon has a production capacity of approximately 3,000 lbs. per year of cannabis raw material, depending on its prioritization of flower or trim byproduct. Management is currently evaluating the optimization of this facility from a labor and overhead perspective and will be making modifications to its operations during January 2019. As we complete the acquisitions noted in this document, we expect that all the lower grade raw material from EFF will be provided to the Swell processing facility (a C21 acquisition under definitive agreement).

Summary of Quarterly Results

	Oct 31, 2018	Jul 31, 2018	Apr 30, 2018	Jan 31, 2018
	$	$	$	$
Total assets	37,055,256	42,939,408	31,898,815	343,641
Working capital (deficiency)	21,289,193	25,723,026	31,072,009	26,770
Shareholders’ equity (deficiency)	28,663,044	33,143,892	31,061,439	86,287
Revenue	392,448	138,264	-	-
Net income (loss)	(4,532,447)	(9,676,195)	(1,362,803)	(292,720)
Net income (loss) per share	(.19)	(0.46)	(0.23)	(0.06)

	Oct 31, 2017	Jul 31, 2017	Apr 30, 2017	Jan 31, 2017
	$	$	$	$
Total assets	506,177	589,072	64,994	64,757
Working capital (deficiency)	315,015	(407,015)	(537,877)	(522,330)
Shareholders’ equity (deficiency)	374,507	(406,228)	(478,775)	(463,336)
Revenue	-	-	-	-
Net income (loss)	(421,323)	(44,130)	(15,439)	(16,440)
Net income (loss) per share	(0.07)	(0.01)	(0.01)	(0.01)

Liquidity and Solvency

The Company has financed its operations to date primarily through the issuance of common shares, proceeds from related-party loans and the exercise of stock options and share purchase warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt.

These interim unaudited financial statements have been prepared on the basis of accounting principles applicable to a going concern, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation

Results of Operation

The Company incurred a loss of $15,609,203 during the nine months ended October 31, 2018 (“current period”), compared to a loss of $480,892 for the nine months ended October 31, 2017 (“comparative period”). Some of the significant changes for the current period compared to the comparative period are as follows:

During the current period the Company had revenue of $530,712 (comparative period $Nil) and gross margin loss of $150,208 (comparative period $Nil). The existence of revenue and gross margin loss is a result of sales incurred in the cannabis sector after the acquisition of EFF as discussed above.

Consulting fees of $1,789,358 (2017 - $Nil) were incurred as the Company hired and used consultants during the period for various corporate and capital markets advisory, business structures, corporate development in connection with acquisitions, as well as due diligence on potential business acquisitions.

Management fees of $300,000 (2017 - $3,000) were incurred as the Company entered into new management contracts during the period. During the period, the Company entered into a new management contract with the CEO in April of 2018 to provide management fees at a rate of $30,000 per month. The Company also increased the consulting contract with a director and former CFO and increased the monthly fees from $500 earned previously to $6,000 per month in February 2018.

Marketing and promotion expenses of $2,007,641 (2017 - $Nil) were incurred as the Company entered into new contracts to provide marketing services primarily using Google ads, digital media, corporate advisory, branding and strategic business services as well as financial publishing and industry trade events.

Office and miscellaneous expenses of $213,453 (2017 - $23,006) increased as the Company has had an increase in activity as a result of the completion of acquisitions and entering the cannabis sector.

Professional fees of $1,296,728 (2017 - $91,154) increased as the Company entered into its corporate acquisitions as discussed above. During the period ended October 31, 2018, the Company incurred accounting and audit fees of $310,478 and legal fees of $690,736 in relation to various corporate matters.

Rent expense of $312,282 (2017 - $Nil) increased due to corporate expansion during the period. During the period, the Company signed an office rental agreement for office space in Vancouver and also incurs rent for the business of EFF in Oregon.

Salaries expenses of $1,343,641 (2017 - $Nil) increased during the period as a result of the acquisition of EFF and the expansion of staff in the Vancouver and Portland Corporate offices.

Shareholder communications expense of $62,458 (2017 - $1,300) increased as a result of an increase in activities and disclosing matters to shareholders. There was also an increase in costs associated as a result of listing on the CSE and delisting from the TSX-V.

Share-based compensation non-cash expenses of $5,742,541 (2017 - $Nil) as a result of granting 2,040,000 stock options and 3,350,000 special warrants during the period ended October 31, 2018. There were no granting of stock options or issuance of special warrants in the comparative period.

Travel expenses of $574,768 (2017 - $12,994) and meals and entertainment expense of $145,142 (2017 - $Nil) increased during the current period as a result of the Company working on the above acquisitions as well as the Company looking at other business and attending conferences and trade shows.

Interest expense of $747,451 (2017 - $Nil) were incurred during the current period, the majority of which was on the convertible debentures of the Company that were issued during the period and converted into common shares on June 18, 2018.

Interest income of $255,402 (2017 - $Nil) was accrued during the current period on the bank balances and on certain notes receivable.

Related Party Transactions

During the period ended October 31, 2018, the Company entered in the related party transactions as described below. Balances due to related parties included in accounts payable and accrued liabilities:

	October 31,	January 31,
	2018	2018
	- $ -	- $ -
Due to the President and CEO	-	$23,918
Due to Directors of the Company	10,320	3,566
Due to a Director and CFO of the Company	19,859	-
Due to Director of Oregon Operations of Eco Firma Farms	401,806	-
Due to the Chief Executive Officer of Eco Firma Farms	401,806	-
	$833,791	$27,484

The Company had the following transactions with related parties:

	October 31,	October 31,
	2018	2017
	- $ -	- $ -
Management fees paid or accrued to directors, or companies controlled by directors	300,000	4,500
Consulting fees paid to a director	129,548	-
Salary paid to directors and an officer	196,195	-
Share Compensation including warrants and stock options for directors and officers	3,712,514	-
Convertible debenture interest paid to directors and officers	50,767	-
	4,389,024	4,500

The Company had the following transactions with related parties:

	October 31,	October 31,
	2018	2017
	- $ -	- $ -
Management fees paid or accrued to directors, or companies controlled by directors	300,000	4,500
Consulting fees paid to a director	129,548	-
Salary paid to directors and an officer	196,195	-
Share Compensation including warrants and stock options for directors and officers	3,712,514	-
Convertible debenture interest paid to directors and officers	50,767	-
	4,389,024	4,500

Additional Related Party Transactions

Acquisition of Phantom Venture Group

Pursuant to a definitive agreement, for the acquisition of Phantom, a non-arm’s length transaction, a private company involved in the cannabis industry, of which, a Director of the Company is a principal owner, the Company paid US$900,000 (CAD$1,175,670) which will be applied to the purchase consideration. The loan is not subject to interest and has no fixed terms of repayment, and is unsecured.

The Company considers key management personnel to consist of directors and certain members of executive management. Compensation for key management for the period ended October 31, 2018 is $625,743, (2017 - $4,500).

On June 26, 2018, a total of 965,000 stock options were granted to purchase common shares exercisable on or before June 25, 2021, at an exercise price of $2.80 per share. In connection to these options, the Company recorded a share based compensation expense of $1,825,245.

On June 28, 2018, a director was granted a total of 100,000 stock options were granted to purchase common shares exercisable on or before June 27, 2021, at an exercise price of $2.80 per share. In connection to these options, the Company recorded a share based compensation expense of $180,818.

During the year ended January 31, 2018, the Company:

a)	settled $9,000 of accounts payable and accrued liabilities through the issuance of 36,000 common shares to the former CEO,

b)	settled $12,000 of accounts payable and accrued liabilities through the issuance of 48,000 common shares to the former CFO.

On October 16, 2017, directors and officers of the Company were granted a total of 315,000 stock options to purchase common shares, exercisable on or before October 15, 2020, at an exercise price of $0.65 per share. In connection to these options, the Company recorded share-based compensation expense of $204,354.

Investor Relations

The Company has no current investor relations agreements.

ADDITIONAL INFORMATION

Legal proceedings:

From time to time, the Company may be involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter should not have a material adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its busines4s activities.

Off-Balance Sheet Arrangements:

As of the date of this report, the Company has not entered into any off-balance sheet arrangements.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company's financial statements and the other financial information included in this management report are the responsibility of the Company's management and have been examined and approved by the Board of Directors. The accompanying audited financial statements are prepared by management in accordance with International Financial Reporting Standards (“IFRS”) and include certain amounts based on management’s best estimates using careful judgment. The selection of accounting principles and methods is management’s responsibility.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors supervises the financial statements and other financial information through its audit committee, which is comprised of a majority of non-management directors.

This committee’s role is to examine the financial statements and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the audit committee meets annually with the external auditors, with or without the Company’s management, to review their respective audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

ACCOUNTING POLICIES

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the recoverability of the carrying value of exploration and evaluation assets, rehabilitation obligation, fair value measurements for long term liabilities and other equity-based payments, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Management has determined that exploration, evaluation and related costs incurred which have limited future economic benefits and may not be economically recoverable. Management uses several criteria in its assessment of economic recoverability and probability of future economic benefits including geologic and other technical information, history of conversion of mineral deposits with similar characteristics to its own properties to proven and probably mineral reserves, scoping and feasibility studies, accessible facilities and existing permits.

Rehabilitation obligation - The Company has recorded an estimated value of a rehabilitation obligation that is expected to be paid at a future date, determined by estimates of amounts to be paid in future years. Such estimates are revised based on market conditions.

Share-based payments - The Company uses the Black-Scholes option pricing model to measure share-based compensation. The Company’s estimate of share-based payments is dependent on measurement inputs including the share price on measurement date, exercise price of the option, volatility, risk-free rate, expected dividends, and the expected life.

Deferred income taxes - Judgement is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets for the years presented.

FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The Company’s cash is deposited in bank accounts held with a major bank in Canada and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. GST receivable is due from a government agency.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company is currently not exposed to liquidity risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

Foreign currency risk

The Corporation has operations in Canada and the US and is exposed to foreign exchange risk due to fluctuations in the US dollar and Canadian dollar. Foreign exchange risk arises from financial assets and liabilities denominated in currency other than the US dollar. The sensitivity of the Corporation’s net loss to a 10% change in the Canadian dollar exchange rate relative to the US dollar would result in a difference of $36,050 on the Corporation’s net loss.

Capital Management

The Company includes equity comprising of issued common shares, reserves and deficit, in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support its proposed change of business to pursue business opportunities in the USA cannabis industry, and focusing on the acquisition of revenue producing operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended Oct 31, 2018. The Company is not subject to externally-imposed capital requirements, with the exception of restricted cash posted as a deposit (Note 3 of the financial statements).

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

• Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

• Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

• Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, restricted cash, and accounts receivable, loans and notes receivable, accounts payable and accrued liabilities with a fair value measured at Level 1 hierarchy for cash. Accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

New accounting standards, interpretations and amendments adopted

As of February 1, 2018, the Company has adopted the following new standards without any significant effect on its financial statements:

Financial instruments

On February 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively. IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

•

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. The change did not impact the carrying amounts of any of the Company’s financial assets on the transition date. Prior periods were not restated and no material changes resulted from adopting this new standard.

•

The adoption of the new “expected credit loss” impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings.

These statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

New accounting standards not yet adopted

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the period ended April 30, 2018 and have not been applied in preparing these condensed interim consolidated financial statements. The new and revised standards are as follows:

•

IFRS 16 – Leases: On January 13, 2016, the IASB issued the final version of IFRS 16 Leases. The new standard will replace IAS 17 Leases and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applying IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short term leases (i.e. leases of 12 months or less) and leases of low-value assets. The Company is evaluating the effect of this standard on the Company’s consolidated financial statements.

•

IFRIC 23 – Uncertainty Over Income Tax Treatments: clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

RISK FACTORS

Description of Risk Factors

The following are certain risk factors relating to the business carried on by the Issuer which prospective investors should carefully consider before deciding whether to purchase Common Shares. The Issuer will face a number of challenges in the development of its business. Due to the nature of the Issuer’s business and present stage of the business, the Issuer may be subject to significant risks. Readers should carefully consider all such risks, including those set out in the discussion below. The following is a description of the principal risk factors affecting the Issuer:

Operational Risks

The Issuer will be affected by a number of operational risks and may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws or regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Issuer’s properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Issuer’s operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Issuer’s future cash flows, earnings and financial condition. The Issuer may also be subject to or affected by liability or sustain loss for certain risks and hazards against which the Issuer cannot insure or which the Issuer may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Issuer’s future cash flow, earnings, results of operations and financial condition.

U.S. Federal Regulation

The Issuer is currently aware of 31 states of the United States plus the District of Columbia, Puerto Rico and Guam that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Many other states are considering similar legislation. Conversely, under the Controlled Substance Act (the “CSA”), the policies and regulations of the Federal government and its agencies are that cannabis has no medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited. Unless and until Congress amends the CSA with respect to medical marijuana, as to the timing or scope of any such potential amendments there can be no assurance, there is a risk that federal authorities may enforce current federal law, and the Issuer may be deemed to be producing, cultivating or dispensing marijuana in violation of federal law or the Issuer may be deemed to be facilitating the selling or distribution of drug paraphernalia in violation of federal law with respect to our current or proposed business operations. Active enforcement of the current federal regulatory position on cannabis may thus indirectly and adversely affect the Issuer’s future cash flows, earnings, results of operations and financial condition. The risk of strict enforcement of the CSA in light of Congressional activity, judicial holdings and stated federal policy remains uncertain.

Variation in Regulation

Individual state laws do not always conform to the federal standard or to other state’s laws. A number of states have decriminalized marijuana to varying degrees, other states have created exemptions specifically for medical cannabis, and several have both decriminalized or created medical marijuana exemptions. Several states have legalized the recreational use of cannabis. Variations exist among states that have legalized, decriminalized or created medical marijuana exemptions. For example, Alaska and Colorado have limits on the number of marijuana plants that can be home grown. In most states, the cultivation of marijuana for personal use continues to be prohibited except for those states that allow small-scale cultivation by the individual in possession of medical marijuana needing care or that person’s caregiver. Active enforcement of state laws that prohibit personal cultivation of marijuana may indirectly and adversely affect the Issuer’s future cash flows, earnings, results of operations and financial condition.

Marijuana remains illegal under United States federal law

Marijuana is categorized as a Schedule II controlled substance under the United States Controlled Substances Act (the “CSA”) and, as such, is illegal under U.S. federal law. Under United States federal law, a Schedule II drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision.

As such, cannabis-related practices or activities, including without limitation, the manufacture, importation, possession, use or distribution of cannabis remains illegal under United States federal law. Even in those states in which the use of marijuana has been legalized, its use remains a violation of U.S. federal law.

Although the Issuer’s activities are compliance with applicable United States state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve the Issuer of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against the Issuer. Any such proceedings brought against the Issuer may adversely affect the Issuer’s operations and financial performance.

There is uncertainty surrounding the Trump administration and Attorney General Jeff Sessions and their influence and policies in opposition to the cannabis industry as a whole

As a result of the conflicting views between state legislatures and the United States federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authorized the Cole Memorandum addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several US states have enacted laws relating to cannabis for medical purposes. The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offences. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

However, on January 4, 2018, Jeff Sessions, the current United States Attorney General, issued the Sessions Memorandum to all United States district attorneys, which rescinded the Cole Memorandum in its entirety. The Sessions Memorandum provided that in deciding which marijuana activities to prosecute under United States federal laws, prosecutors should follow the same principles that govern all federal prosecutions. Since the release of the Sessions Memorandum, the basis for interpreting how to treat state legalized cannabis is uncertain, the risk of how each state will treat the prosecution of cannabis-related activities may vary based on the district attorney for the applicable state. Further, even if a state in which the Issuer operates or holds assets permits cannabis-related activities, the United States district attorney can determine that such activities are in contravention of United States federal law and initiate prosecution against the Issuer.

There is no certainty as to how the Department of Justice, Federal Bureau of Investigation and other government agencies will handle cannabis matters in the future. There can be no assurance that the Trump administration would not change the current enforcement policy and decide to strongly enforce federal laws. The Issuer regulatory monitors ongoing developments in this regard.

Violations of any laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Issuer, including its reputation and activity to conduct business, its holding (directly or indirectly) of cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, its operating results, and profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Issuer to estimate the time or resources that would be needed for the investigation of any such matters or the final resolution of such matters because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

As a company listed on the CSE, the Issuer will be able to access the Canadian capital markets on a public and private basis, and any capital raised may be utilized for the ongoing operations of its United States holdings that operate in the cannabis industry. There is no assurance that the Issuer will be successful, in whole or in part, in raising funds, particularly if the United States federal authorities change their position toward enforcing the CSA. Further, access to funding from residents of the United States may be limited due to their unwillingness to be associated with activities that violate United States federal laws.

Change of Cannabis Laws

Local, state and federal medical marijuana laws and regulations in the United States are broad in scope and subject to evolving interpretations, which could require the Issuer to incur substantial costs associated with compliance or alter certain aspects of its business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Issuer’s business plan and result in a material adverse effect on certain aspects of the Issuer’s planned operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of the Issuer’s marijuana business. The Issuer cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what affect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on the Issuer’s business.

Risks specifically related to the United States regulatory system

This MD&A involves an entity that is expected to continue to derive a portion of its revenues from the cannabis industry in certain states of the United States, a country in which cannabis remains prohibited by federal law.

C21 has exposure to U.S. cannabis-related activities through 1) the (compliant licensed) cultivation and sale of cannabis flower and trim in the State of Oregon and 2) material investments in companies it does not control that operating in the States of Oregon and Nevada.

On February 8, 2018 the CSA published a staff notice (Staff Notice 51-352) setting out the CSA’s disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 51352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry. The Company views Staff Notice 51-352 favorably, as it provides increased transparency and greater certainty regarding the views of its exchange and its regulator of existing operations and strategic business plan as well as the Company’s ability to pursue further investment and opportunities in the United States.

The following chart is a summary of the Corporation’s material assets and investments. References to “Direct”, “Indirect” or “Ancillary” classifications of each asset or investment have the meanings ascribed thereto in the Staff Notice. All of the Corporation’s investments that give the Corporation “Direct”, “Indirect” and “Ancillary” involvement in the U.S. marijuana industry are included in the chart:

Asset name, class and acquisition date	Description of asset
Eco Firma Farms, LLC	Eco Firma Farms is a 28,000 sq. ft. cultivation facility located outside of Portland Oregon focused on producing high quality cannabis strains with a small economic footprint.	Type of investment: 100% equity position. Amounted invested: Approximately US$10m. Jurisdiction: Oregon Classification: Direct.
320204 US Holdings Inc.	Holding company.	Type of investment: 100% equity position. Jurisdiction: Oregon, Nevada Classification: Direct.
Swell Companies Ltd. 2018

Swell Companies one of the most recognized and respected cannabis extraction and consumer packaged goods companies in Oregon.

Operating since 2015, Swell has demonstrated a commitment to quality, consistent innovation, and execution at scale with some of Oregon's most recognized brands. Swell manufactures and distributes over 50 unique SKUs, with products available statewide in over 275 licensed retail locations. In 2017, the company shipped over 500,000 product units within Oregon and anticipates more than doubling product units shipped through existing sales channels in 2018.

Type of investment:
Promissory note for US $3.2m as of date of this report.
Jurisdiction: Oregon
Classification: Currently Indirect. Anticipated to be Direct if the Company’s acquisition of Swell Companies, Ltd. Is completed.

Phantom Venture Group, LLC

Operating in Oregon since 2008, Phantom Farms is a well-established, ubiquitous company, with "Clean Green Certified" cannabis cultivation operations, including expertly crafted and highly sought after branded products, which are currently available in over 175 Oregon dispensary locations.

Type of investment: Promissory note for US $2m Jurisdiction: Oregon Classification: Currently Indirect. Anticipated to be Direct if the Company’s acquisition of Phantom Farms is completed.
Pure Green

Pure Green is one of Portland's original licensed cannabis retailers and was founded by Matt and Meghan Walstatter (the "Founders"), who are both well- known public policy advocates for legalized cannabis, for the past two decades. Pure Green is located in a building that once housed Portland's first post-prohibition liquor store.

Pure Green serves over 2,500 loyal customers per month and has been operating since January 2014 as a local retailer for both medical and recreational products. The Founders of Pure Green will continue to work with the C21 team with the expansion of the Company's retail network throughout Oregon.

Type of investment: Promissory note for US $135,000 Jurisdiction: Oregon Classification: Currently Indirect. Anticipated to be Direct if the Company’s acquisition of Pure Green is completed.

Silver State Relief

Silver State was one of the first two companies to receive a cannabis cultivation, production and retail license in the State of Nevada. Silver State cultivated and sold Nevada’s first legal ounce of marijuana and the company continues to be a leader in the Nevada industry. Silver State operates an industrial state-of-the-art indoor cultivation and processing facility of approximately 104,000 square feet of licensed space in Washoe County, Northern Nevada, where there is capacity in the facility to triple current production rates and expand revenues.

Type of investment:
Acquisition deposits of US$6,000,000 as of the date of this report.
Jurisdiction: Oregon
Classification: Currently Indirect. Anticipated to be Direct if the Company’s acquisition of Silver State is completed.

Through its subsidiaries, C21 Investments Inc. (‘the Company’) is licensed by the Oregon Liquor Control Commission (OLCC) to cultivate and distribute wholesale recreational and medicinal cannabis products in the State of Oregon. The OLCC has issued the following licenses to the C21 Investments Inc. wholly-owned subsidiaries:

Subsidiary	Licenses
Eco Firma Farms, LLC	Cultivation: 020-10026114352

See “State Level Overview” below for additional discussion on licenses. The enforcement of relevant United States laws related to cannabis is a significant risk.

The following table is a summary of C21 Investments balance sheet exposure to U.S. cannabis-related activities as of October 31, 2018:

	Operating	Non–controlling
	subsidiaries	investments	Total
Current assets	1,610,979	14,287,487	15,898,466
Non – current assets	11,237,485	39,063	11,276,548
Totala ssets	12,848,464	14,326,550	27,175,014
Current liabilities	1,803,165	–	1,803,165
Non – current liabilities	21,387	–	21,387
Total liabilities	1,824,552	–	1,824,552

Goodwill and intangibles related to the acquisition of U.S. based subsidiaries are included within the noncurrent assets totals above.

The following represents the portion of certain assets on C21’s consolidated balance sheet that pertain to U.S. Cannabis activity as of July 31, 2018:

•	Inventory and Biological assets: 100%

•	Property plant & equipment: 98%

•	Intangible assets and goodwill: 100%

•	Notes receivable and deposits: 99%

The following is a summary of operating losses from U.S. cannabis-related activities for the nine months ended October 31, 2018:

	Operating	Non–controlling
	subsidiaries	investments	Total
Revenues	530,712	–	530,712
Cost of good ssold	233,177	–	233,177
Gross margin	297,535	–	297,535
Less Operating expenses	1,722,013	–	1,722,013
Net loss	(1,424,478)	–	(1,424,478)

State level overview

Oregon Summary

Oregon has both medical and adult-use marijuana programs. In 1998, Oregon voters passed a limited noncommercial patient/caregiver medical marijuana law with an inclusive set of qualifying conditions that include chronic pain. In 2013, the legislature passed, and governor signed, House Bill 3460 to create a regulatory structure for existing unlicensed medical marijuana businesses. However, the original regulations created by the Oregon Health Authority (“OHA”) after the passage of House Bill 3460 were minimal and only regulated storefront dispensaries, leaving cultivators and infused-product manufacturers within the unregulated patient/caregiver system.

On June 30, 2015, Gov. Kate Brown signed House Bill 3400 into law, which improved on the existing regulatory structure for medical marijuana businesses and created a licensing process for cultivators and processors. In November of 2014, Oregon voters passed Measure 91, “Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act”, creating a regulatory system for individuals 21 years of age and older to purchase marijuana for personal use from licensed marijuana businesses.

The Oregon Health Authority licenses and regulates medical marijuana businesses and the Oregon Liquor Control Commission (“OLCC”) licenses and regulates adult-use marijuana businesses. There are six distinct types of license types are available for medical and adult-use businesses: cultivation, manufacturing (“processing”), wholesaling, dispensing, testing and research. Vertical integration between cultivation, processing, and sales is permissible, but not required, for both medical and adult- use.

The law does not impose a limit on the number of licenses. Local governments may restrict the number of both medical or adult-use marijuana businesses. Laws passed during the 2016 legislative session removed the two-year residency requirement that existed within House Bill 3400.

Regulatory Framework

Oregon Revised Statutes Chapter 475 B (Cannabis Regulation) provides the regulatory framework for both the recreational and medical cannabis industries in Oregon. The OLCC implementation of the recreational cannabis statutes are found in Oregon Administrative Rules Chapter 845, Division 25. The OMMP implementation of the medical cannabis statutes are found in Oregon Administrative Rules Chapter 333, Division 8. Chapter 333, Division 7 provides the packaging, labelling and dosage limits for both programs, and Chapter 333, Division 64 governs the accreditation of laboratories for testing.

Both the OLCC and the OMMP Rules include licensing requirements and materials, as well as criteria for denial or approval of license applications.

Licensing Requirements

Licenses issued by OLCC may be renewed annually so long as the licensee meets the requirements of the law and pays the renewal fee. There is no maximum number of licenses per owner, except for cultivation licenses located at the same address.

Applicants must demonstrate (and license holders must maintain) that: (i) They are registered with the Oregon Secretary of State to do business in Oregon, (ii) They have the operational expertise required by the individual license type, demonstrated by submission of an operation plan, (iii) They have the ability to secure the premises, resources, and personnel necessary to operate the license, (iv) They have the ability to maintain accountability of all cannabis and cannabinoid products and byproducts via the state mandated seed-to-sale software to prevent diversion or unlawful access to these materials, (v) They have the financial ability to maintain operations for the duration of the license, (vi) All owners have passed background screening, inclusive of fingerprinting, (vii) That all local land use, zoning, and planning notices have been followed in the development of the licensed site.

Security Requirements

A licensee must maintain a fully operational alarm and video monitoring system at all times. Commercial grade, non-residential door locks are required on every external door. The alarm system must secure all entry points and be equipped with motion detectors and pressure activated panic alarms. The 24-hour video surveillance system must record at a high-resolution format approved by the OLCC and have camera coverage which covers all areas of the facility without any blackout areas. Video footage must be backed-up for a minimum of 30 days in hard form, with a minimum of 90 days available on request. Additionally, the camera system must have the ability to print still photos.

Transportation and Storage Requirements

Recreational and medicinal cannabis and cannabis products must be stored in a secured, locked room or vault. Vaults that are large enough to allow a person to walk in must have cameras inside so that there is no blind spot. Smaller safes must be bolted to the floor. When products are transferred between licensees, they must first be fully manifested through the state mandated ‘seed-to-sale’ system. This written manifest must include: (i) departure date and time, (ii) name, address, and license number of the originating licensee, (iii) name, address, and license number of the recipient, (iv) quantity and form of any cannabis or cannabis delivery device being transported, (v) arrival date and time, (vi) delivery vehicle make and model and license plate number; and (vii) name and signature of the employee delivering the product. A copy of this manifest is provided to the receiving licensee for their verification. Upon receiving the transfer, the licensee must immediately verify the shipment versus the manifest and accept it electronically within the ‘seed-to-sale’ system. This completes the inventory transfer. OLCC licensees must maintain these records for a minimum of 3 years. During transport, all product is packaged individually by order, and maintained within a locked receptacle within the vehicle. All deliveries must be completed within 24 hours.

Department Inspections

The OLCC conducts announced and unannounced inspections of all licensed facilities to determine compliance with laws and rules. The OLCC will inspect a licensee upon receiving a complaint or notice that the licensee has violated any existing rules. The OLCC will also conduct an annual license renewal inspection at the time of application approval. Inspections can cover all records, personnel, equipment, security, and operational methodologies.

Compliance of United States Operations

The Company is currently licensed to operate in Cultivation within Oregon. The Company has not experienced any compliance issues or instances of non-compliance on the above-mentioned license. Further the Company has not been served any notices of non-compliance by any state regulatory body. The Company maintains banking relationships in the State of Oregon which provide the Company the ability to safely and lawfully pay for any and all expenses that should arise from the day to day operations of its license. The Company monitors all licensed activities and performs site visits in order to validate compliance with local statutes. This monitoring includes but is not limited to: seed-to-sale records and accuracy, standard operating procedures, required signage and public health warnings, local permitting and zoning, license approvals and renewals, and all communication with regulatory bodies. Each employee is instructed on the most recent standard operating procedures. All sites have 24-hour video surveillance of every square inch. The Company also utilizes the state mandated seed-to-sale system in all jurisdictions that it operates within. State inspections to date have not resulted in any compliance related issues.

Nevada Summary

Nevada has a medical marijuana program and passed an adult-use legalization through the ballot box in November 2016. In 2000, Nevada voters passed a medical marijuana initiative allowing physicians to recommend cannabis for an inclusive set of qualifying conditions including chronic pain and created a limited non-commercial medical marijuana patient/caregiver system. Senate Bill 374, which passed the legislature and was signed by the Governor in 2013, expanded this program and established a for-profit regulated medical marijuana industry.

The Nevada Division of Public and Behavioral Health licensed medical marijuana establishments up until July 1, 2017 when the state’s medical marijuana program merged with adult-use marijuana enforcement under the Nevada Department of Taxation. In 2014, Nevada accepted medical marijuana business applications and a few months later the Division approved 182 cultivation licenses, 118 licenses for the production of edibles and infused products, 17 independent testing laboratories, and 55 medical marijuana dispensary licenses. The number of dispensary licenses was then increased to 66 by legislative action in 2015. The application process is merit-based, competitive, and is currently closed. Residency is not required to own or invest in a Nevada medical cannabis business. In addition, vertical integration is neither required nor prohibited.

Nevada’s medical law includes patient reciprocity, which permits medical patients from other states to purchase marijuana from Nevada dispensaries. Nevada also allows for dispensaries to deliver medical marijuana to patients.

Under Nevada’s adult-use marijuana law, the Department of Taxation licenses marijuana cultivation facilities, product manufacturing facilities, distributors, retail stores and testing facilities. After merging medical and adult-use marijuana regulation and enforcement, the single regulatory agency is now known as the “Marijuana Enforcement Division of the Department of Taxation.” For the first eighteen months, applications to the Department for adult-use establishment licenses can only be accepted from existing medical marijuana establishments and existing liquor distributors for the adult-use distribution license.

Under Nevada’s adult-use marijuana law, the Department of Taxation licenses marijuana cultivation facilities, product manufacturing facilities, distributors, retail stores and testing facilities. After merging medical and adult-use marijuana regulation and enforcement, the single regulatory agency is now known as the “Marijuana Enforcement Division of the Department of Taxation.” For the first eighteen months, applications to the Department for adult-use establishment licenses can only be accepted from existing medical marijuana establishments and existing liquor distributors for the adult-use distribution license.

In February 2017, the Nevada Department of Taxation announced plans to issue “early start” recreational marijuana establishment licenses in the summer of 2017. These licenses, beginning on July 1, 2017, allowed marijuana establishments holding both a retail marijuana store and dispensary license to sell their existing medical marijuana inventory as either medical or adult-use marijuana, and expired at the end of the year. Starting July 1, 2017, medical and adult-use marijuana have incurred a 15% excise tax on the first wholesale sale (calculated on the fair market value) and adult-use cannabis have incurred an additional 10% special retail marijuana sales tax in addition to any general state and local sales and use taxes.

On January 16, 2018, the Marijuana Enforcement Division of the Department of Taxation issued final rules governing its adult-use marijuana program, pursuant to which up to sixty-six (66) permanent adult-use marijuana dispensary licenses will be issued. Existing adult-use marijuana licensees under the “early start” regulations must re-apply for licensure under the permanent rules in order to continue adult-use sales.

Regulatory Framework

Nevada Revised Statutes Chapter 453D provides a regulatory framework that outlines the function of the DOT Marijuana program. Subsections of this chapter outline licensing and enforcement guidelines which guide the DOT.

Licensing Requirements

Licenses issued by the DOT can be renewed annually so long as the licensee continues to demonstrate compliance with local and state law and pays the renewal fee. The DOT places license caps on all license classifications, which are reassessed annually. Applicants must demonstrate (and license holders must maintain) that: (i) They are registered with the Nevada Secretary of State to do business in Nevada, (ii) That they have contributed to the advancement of the State of Nevada via regular tax payments, (iii) That they do not have interests in the Casino or Alcohol industries, (iv) They have the operational expertise required by the individual license type, demonstrated by submission of an operation plan, (v) They have the ability to secure the premises, resources, and personnel necessary to operate the license, (vi) They have the ability to maintain accountability of all cannabis and cannabinoid products and by-products via the state mandated seed-to- sale software to prevent diversion or unlawful access to these materials, (vii) They have the financial ability to maintain operations for the duration of the license, (viii) All owners have passed background screening, inclusive of fingerprinting, (ix) That all local land use, zoning, and planning notices have been followed in the development of the licensed site.

Security Requirements

In terms of security requirements, a licensee must maintain a fully operational alarm and video monitoring system at all times. The alarm system must secure all points of ingress and egress and be equipped with motion detectors. The 24-hour video surveillance system must record at a high-resolution format approved by the DOT and have camera coverage which covers all areas of the facility without any blind spots. Video footage must be backed-up for a minimum of 30 days in hard-form. 25Cultivation and Product Manufacturing sites are not open to the public.

Transportation and Storage Requirements

Cannabis and cannabis goods must be stored in a lockable safe or vault at any time that employees are not on location. Any storage container that is large enough to allow an employee to walk into it must have cameras placed inside. Goods to be transported to another licensee must be fully manifested via the state mandated seed-to-sale tracking system prior to being transported. Greenpoint Nevada utilizes a DOT licensed distributor as a partner in all shipments.

Department Inspections

The DOT conducts announced and unannounced inspections of all licensed facilities to determine compliance with laws and rules. The DOT will inspect a licensee in the event of a complaint indicating that the licensee has or is actively violating existing statute. The DOT will also inspect at the time of any premise’s modification, as well as at the time of annual renewal.

The Issuer’s investments operate in a new industry which is highly regulated, highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks. The Issuer’s investments incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Issuer’s investments and, therefore, on the Issuer’s prospective returns.

Further, the Issuer may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. Litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. A material adverse impact on the Issuer’s financial statements could also occur for the period in which the effect of an unfavorable outcome becomes probable and reasonably estimable.

The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the control of the Issuer’s investments and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Issuer’s earnings on investments and could make future capital investments or the Issuer’s investments’ operations uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants in the industry such as the Issuer and which cannot be readily predicted.

The Issuer’s investments in the United States are subject to applicable anti-money laundering laws and regulations

The Issuer is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial record keeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

The Issuer’s investments and any proceeds thereof may be considered proceeds of crime since cannabis remains illegal federally in the United States. This restricts the ability of the Issuer to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Issuer has no current intention to declare or pay dividends on its shares in the foreseeable future, the Issuer may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Issuer may have difficulty accessing the services of banks and processing credit card payments in the future, which may make it difficult to operate

In February 2014, the Financial Crimes Enforcement Network of the U.S. Department of the Treasury issued a memorandum providing guidance (which is not law) to banks seeking to provide services to cannabis-related businesses (the “FinCEN Memo”), including burdensome due diligence expectations and reporting requirements. The FinCEN Memo states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. However, it appears that most banks and other financial institutions do not feel comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which could be revoked at any time by the Trump administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Issuer may have limited or no access to banking or other financial services in the U.S. and may have to operate the Issuer’s U.S. business on a cash-only basis. The inability or any limitations on the Issuer’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments, may make it difficult for the Issuer to operate and conduct its business as planned.

The Issuer’s investments in the United States may be subject to heightened scrutiny

The Issuer’s existing interests in the United States cannabis market, and any future interests, may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies or other authorities in Canada. As a result, the Issuer may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Issuer’s ability to invest in the United States or any other jurisdiction.

Given the heightened risk profile associated with cannabis in the United States, it was previously reported by certain publications in Canada that the Canadian Depository for Securities Limited may implement policies that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis issuers that have investments in the United States. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States, despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (the “TMX MOU”) with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of Common Shares through the facilities of a stock exchange.

Public perception of the Issuer’s industry

Public opinion may result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. A negative shift in the public’s perception of medical cannabis in the United States or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limited the number of new state jurisdictions into which the Issuer could expand. Any limits on future expansion may have a material adverse effect on the Issuer’s business, financial condition and results of operations.

State and local laws and regulations may heavily regulate brands and forms of cannabis products and there is no guarantee that the Issuer’s proposed brands and products will be approved for sale and distribution on any state

States generally only allow the manufacture, sale and distribution of cannabis products that are grown in that state and may require advance notice of such products. Certain states and local jurisdictions have promulgated certain requirements for approved cannabis products based on the form of the product and the concentration of the various cannabinoids in the product. While the Issuer intends to follow the guidelines and regulations of each applicable state and local jurisdiction in preparing products for sale and distribution, there is no guarantee that such products will be approved to the extent necessary. If the products are approved, there is a risk that any state or local jurisdiction may revoke its approval for such products based on changes in laws or regulations or based on its discretion or otherwise.

Security Risks

The business premises of the Issuer are a target for theft. While the Issuer has implemented security measures and continues to monitor and improve its security measures, its cultivation, processing and dispensary facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and the Issuer fell victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers and cultivation and processing equipment could have a material adverse impact on the business, financial condition and results of operation of the Issuer.

As the Issuer’s business involves the movement and transfer of cash which is collected from third parties or deposited into its bank, there is a risk of theft or robbery during the transport of cash. The Issuer has engaged a security firm to provide armed guards and security in the transport and movement of large amounts of cash. Sales representatives sometimes transport cash and/or products and each sales representative has a panic button in their vehicle and, if requested, may be escorted by armed guards. While the Issuer has taken robust steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft or product or cash.

Operation Permits and Authorizations

The Issuer may not be able to obtain or maintain the necessary licenses, permits, authorizations or accreditations, or may only be able to do so at great cost, to operate its medical marijuana business. In addition, the Issuer may not be able to comply fully with the wide variety of laws and regulations applicable to the medical marijuana industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on the Issuer’s ability to operate the medical marijuana business, which could have a material adverse effect on the Issuer’s business. Further, should any state in which the Issuer considers a license important not grant, extend or renew such license or should it renew such license on different terms or decide to grant more than the anticipated number of licenses, the business, financial condition and results of operations of the Issuer could be materially adversely affected.

Liability, Enforcement, Complaints, etc.

The Issuer’s participation in the medical marijuana industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities against the Issuer. Litigation, complaints and enforcement actions involving the Issuer could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Issuer’s future cash flows, earnings, results of operations and financial condition.

Banking

Since the use of marijuana is illegal under federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty finding a bank willing to accept their business. The inability to open bank accounts may make it difficult to operate the Issuer’s medical marijuana business. Currently in the state of Oregon, Credit Union banks are being used for all banking needs.

Resale of Shares

There can be no assurance that the publicly-traded stock price of the Issuer will be high enough to create a positive return for investors. Further, there can be no assurance that the stock of the Issuer will be sufficiently liquid so as to permit investors to sell their position in the Issuer without adversely affecting the stock price. In such event, the probability of resale of the Issuer’s shares would be diminished.

As well, the continued operations of the Issuer will be dependent upon its ability to procure additional financing in the short term and to generate operating revenues in the longer term. There can be no assurance that any such financing can be obtained or that revenues can be generated. If the Issuer is unable to obtain such additional financing or generate such revenues, investors may be unable to sell their shares in the Issuer and any investment in the Issuer may be lost.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. It may be anticipated that any quoted market for the shares of the Issuer will be subject to market trends generally, notwithstanding any potential success of the Issuer in creating revenues, cash flows or earnings. The value of the Issuer’s shares will be affected by such volatility. An active public market for the Issuer’s shares might not develop or be sustained after the completion of the Listing. If an active public market for the Issuer’s shares does not develop, the liquidity of a shareholder’s investment may be limited, and the share price may decline.

The Issuer’s limited operating history makes evaluating its business and prospects difficult

The Issuer has a limited operating history on which to base an evaluation of its business, financial performance and prospects. As such, the Issuer’s business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development. As the Issuer is in an early stage and is introducing new products, the Issuer’s revenues may be materially affected by the decisions, including timing decisions, of a relatively consolidated customer base. The Issuer has had limited experience in addressing the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving industries such as the medical marijuana industry. There can be no assurance that the Issuer will be successful in addressing these risks, and the failure to do so in any one area could have a material adverse effect on the Issuer’s business, prospects, financial condition and results of operations.

Need for funds

In the short term the continued operation of the Issuer may be dependent upon its ability to procure additional financing. The Issuer must obtain such financing through a combination of equity and debt financing and there can be no assurance that the Issuer can raise the required capital it needs to build and expand its current grow and extraction facilities, nor that the capital markets will fund the business of the Issuer. Without this additional financing, the Issuer may be unable to achieve positive cash flow and earnings as quickly as anticipated. There can be no certainty that the Issuer can obtain these funds, in which case any investment in the Issuer may be lost.

The raising of equity funding would also result in dilution of the equity of the Issuer’s shareholders.

Dividends

The Issuer has not paid dividends to shareholders in the past and does not anticipate paying dividends in the foreseeable future. The Issuer expects to retain its earnings to finance growth, and were appropriate, to pay down debt.

The Issuer may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to the Issuer, could subject the Issuer to significant liabilities and other costs

The Issuer’s success may likely depend on its ability to use and develop new extraction technologies, recipes, know-how and new strains of marijuana without infringing the intellectual property rights of third parties. The Issuer cannot assure that third parties will not assert intellectual property claims against it. The Issuer is subject to additional risks if entities licensing to its intellectual property do not have adequate rights in any such licensed materials. If third parties assert copyright or patent infringement or violation of other intellectual property rights against the Issuer, it will be required to defend itself in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceedings to which the Issuer may become a party could subject it to significant liability to third parties, require it to seek licenses from third parties, to pay ongoing royalties or subject the Issuer to injunctions prohibiting the development and operation of its applications.

The Issuer may need to incur significant expenses to enforce its proprietary rights, and if the Issuer is unable to protect such rights, its competitive position could be harmed

The Issuer regards proprietary methods and processes, domain names, trade names, trade secrets, recipes and other intellectual property as critical to its success. The Issuer’s ability to protect its proprietary rights is critical for the success of its business and its overall financial performance. The Issuer has taken certain measures to protect its intellectual property rights. However, the Issuer cannot assure that such measures will be sufficient to protect its proprietary information and intellectual property. Policing unauthorized use of proprietary information and intellectual property is difficult and expensive. Any steps the Issuer has taken to prevent misappropriation of its proprietary technology may be inadequate. The validity, enforceability and scope of protection of intellectual property in the medical marijuana industry is uncertain and still evolving. In particular, the laws and enforcement procedures in some developing countries are uncertain and may not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures in Canada, the United States and other developed countries.

The Issuer is dependent upon existing management, its key research and development personnel and its growing extraction personnel, and its business may be severely disrupted if it loses their service

The Issuer’s future success depends substantially on the continued services of its executive officers, its key research and development personnel and its key grow and extraction personnel. If one or more of its executive officers or key personnel were unable or unwilling to continue in their present positions, the Issuer might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing company, the Issuer may lose know-how, key professionals and staff members. These executive officers and key employees could compete with and take customers away.

Available Talent Pool

As the Issuer grows, it will need to hire additional human resources to continue to develop the business. However, experienced talent in the areas of medical marijuana research and development, growing marijuana and extraction is difficult to source, and there can be no assurance that the appropriate individuals will be available or affordable to the Issuer. Without adequate personnel and expertise, the growth of the Issuer’s business may suffer.

Unforeseen Competition

There can be no assurance that significant competition will not enter the marketplace and offer some number of similar products and services or take a similar approach. An increase in the companies competing in this industry could limit the ability of the Issuer to expand its operations. Current and new competitors may be better capitalized, have a longer operating history, have more expertise and be able to develop higher quality equipment or products, at the same or a lower cost. The Issuer cannot provide assurances that it will be able to compete successfully against current and future competitors. Such competition could have a material adverse effect on the growth potential of the Issuer’s business by effectively dividing the existing market for its products. In addition, despite Canadian federal and U.S. state-level legislation of marijuana, illicit or “black market” operations remain abundant and present substantial competition to the Issuer. In particular, illicit operations, despite being largely clandestine, are not required to comply with the extensive regulations that the Issuer must comply with to conduct business and, accordingly, may have significantly lower costs of operations.

Potential future acquisitions and/or strategic alliances may have an adverse effect on the Issuer’s ability to manage its business

The Issuer may acquire technologies, businesses or assets that are complementary to its business and/or strategic alliances in order to leverage its position in the marijuana medical, retail, extraction and distribution market. Future acquisitions or strategic alliances would expose the Issuer to potential risks, including risks associated with the integration of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from its existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on the Issuer’s ability to manage its business.

No Assurance of Profitability

The Issuer cannot give assurances that it will not incur net losses in the future. The limited operating history makes it difficult to predict future operating results. The Issuer is subject to the risks inherent in the operation of a new business enterprise in an emerging and uncertain business sector, and there can be no assurance that the Issuer will be able to successfully address these risks.

Management of Growth

The Issuer may experience a period of significant growth in the number of personnel that will place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key employees to implement and improve financial management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. The Issuer’s current and planned personnel, systems, procedures and controls may be inadequate to support its future operations.

General Economic Trends

The worldwide economic slowdown and tightening of credit in the financial markets may impact the business of the Issuer’s customers, which could have an adverse effect on the Issuer’s business, financial condition, or results of operations. Adverse changes in general economic or political conditions in the United States or and states within the United States could adversely affect the Issuer’s business, financial condition, or results of operations.

Asset Location and Legal Proceedings

Substantially all of the Issuer’s assets are located outside of Canada, and certain of? its directors are resident outside of Canada, and their assets are outside of Canada. Serving process on those directors may prove to be difficult or excessively time consuming. Additionally, it may be difficult to enforce a judgment obtained in Canada against the Issuer, its subsidiaries and any directors and officers residing outside of Canada.

Market Acceptance

The Issuer’s ability to gain and increase market acceptance of its marijuana products depends on its ability to educate the public, physicians and other healthcare professionals on the benefits of medical marijuana products. It also requires the Issuer to establish and maintain its brand name and reputation. In order to do so, substantial expenditures on product development, strategic relationships and marketing initiatives may be required. There can be no assurance that these initiatives will be successful, and their failure may have an adverse effect on the Issuer’s operations.

Risks Associated with Acquisitions

As part of the Issuer’s overall business strategy, the Issuer may pursue select strategic acquisitions after completion of the Listing, which would provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Future acquisitions may expose it to potential risks, including risks associated with (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Issuer’s existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisition; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new business. In addition, any proposed acquisitions may be subject to regulatory approval.

Electronic Communication Security Risks

A significant potential vulnerability of electronic communications is the security of transmission of confidential information over public networks. Anyone who is able to circumvent the Issuer’s security measures could misappropriate proprietary information or cause interruptions in its operations. The Issuer may be required to expend capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.

Insurance Coverage

The Issuer will require insurance coverage for a number of risks, including business interruption, environmental matters and contamination, personal injury and property damage. Although the Issuer believes that the events and amounts of liability covered by its insurance policies will be reasonable, considering the risks relevant to its business, and the fact that agreements with users contain limitations of liability, there can be no assurance that such coverage will be available or sufficient to cover claims to which the Issuer may become subject. If insurance coverage is unavailable or insufficient to cover any such claims, the Issuer’s financial resources, results of operations and prospects could be adversely affected. Further, because the Issuer is engaged in the cannabis industry, there may be additional difficulties and complexities associated with such insurance coverage that could cause the Issuer to suffer uninsured losses, which could adversely impact the Issuer’s business, results of operations and profitability.

Tax Risk

The provisions of Internal Revenue Code section 280E are being applied by the Internal Revenue Service (“IRS”) to businesses operating in the medical, retail, extraction and distribution marijuana industry. Section 280E provides:

No deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted.

Even though several states have medical and retail marijuana laws, the IRS is applying section 280E to deny business deductions. Businesses operating legally under state law argue that section 280E should not be applied because Congress did not intend the law to apply to businesses that are legal under state law. The IRS asserts that it was the intent of Congress to apply the provision to anyone “trafficking” in a controlled substance, as defined under Federal law (as stated in the text of the statute). This, section 280E is at the center of the conflict between Federal and state laws with respect to medical and retail marijuana which applies to the business conducted by the Issuer.

Currency Fluctuations

Due to the Issuer’s present operations in the United States, and its intention to continue future operations outside Canada, the Issuer is expected to be exposed to significant currency fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. All or substantially all of the Issuer’s revenue will be earned in U.S. dollars, but operating expenses are incurred in both in U.S. and Canadian dollars. The Issuer does not have currency hedging arrangements in place, and there is no expectation that the Issuer will put any currency hedging arrangements in place in the future. Fluctuations in the exchange rate between the U.S. dollar and Canadian dollar may have a material adverse effect on the Issuer’s business, financial condition and operating results. The Issuer may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Issuer develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute “forward-looking statements”. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company “believes”, “anticipates”, “expects”, “plans”, “estimates” or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management’s course of action would depend upon its assessment of the future considering all information then available. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.